As confidentially submitted to the Securities and Exchange Commission on July 30, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Momo Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10-5731-0567

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	David T. Zhang, Esq. Benjamin Su, Esq. Benjamin W. James, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3761-3318

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value $0.0001 per share(1)	$	$

(1)	American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2014

             American Depositary Shares

Momo Inc.

REPRESENTING                      ORDINARY SHARES

Momo is offering              American depositary shares, or ADSs[, and the selling shareholders are offering              ADSs]. Each ADS represents              ordinary shares, par value US$0.0001 per share. This is our initial public offering and no public market currently exists for our ADSs or              ordinary shares. We anticipate the initial public offering price of our ADSs will be between US$             and US$             per ADS.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We have applied for the listing of our ADSs on the [NASDAQ Global Market/NYSE] under the symbol “            .”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 11.

PRICE US$             AN ADS

	Price to public	Underwriting Discounts and Commissions	Proceeds before expenses to Company	[Proceeds before expenses to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$	]

We [and the selling shareholders] have granted the underwriters the right to purchase up to              additional ADSs to cover over-allotments within 30 days after the date of this prospectus. [We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.]

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on             , 2014.

MORGAN STANLEY	CREDIT SUISSE	J.P. MORGAN	CHINA RENAISSANCE

            , 2014

[Page intentionally left blank for graphics]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. In addition, this prospectus contains information from a report prepared by Analysys International, a third-party market research firm, or the Analysys Report. The Analysys Report was commissioned by us to provide information on the mobile social networking market in China.

Our Business

Momo connects people in a personal and lively way.

Momo is a revolutionary mobile-based social networking platform. We enable users to establish and expand social relationships based on location and interests. Our platform is comprised of our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. We have established Momo as one of China’s leading mobile social networking platforms in less than three years since our inception.

Momo has become an integral part of the daily lives of many people in China, where the increasing proliferation of smartphones and network enhancement allow more people to be connected anytime and anywhere. With powerful and precise location-based features, we enable our users to connect with each other and expand relationships from online to offline, thereby making their social networking experience more real, personal and multi-dimensional.

We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on our platform.

Our user base has grown rapidly since we launched Momo in July 2011, as evidenced by the following:

•	We had 116.0 million registered users as of March 31, 2014, representing an increase of 259.1% from March 31, 2013.

•	Our monthly active users, or MAUs, reached 42.7 million in March 2014, representing an increase of 224.8% from March 2013.

•	Our average daily active users, or DAUs, reached 16.9 million in March 2014, representing an increase of 261.6% from March 2013.

•	We had 1.5 million members during the first quarter of 2014, an increase from 0.4 million in the third quarter of 2013.

•	Our users sent a daily average of 454.3 million one-to-one messages, representing a daily average of 27 one-to-one messages per DAU, in March 2014; 57.6% of these messages were exchanged among people who had already followed each other.

Our large, growing and engaged user base creates a powerful network effect and a high barrier to entry.

Amid the fast evolving mobile internet market in China, we have focused on building and growing our user base and improving user experience. Our Momo mobile application is free of charge. We began to generate revenues in July 2013 from our membership subscription package, which provides members with additional functions and privileges. We generated 89.7% of our net revenues from membership subscription fees in 2013. We also began to generate revenues from mobile games, paid emoticons and mobile marketing services in the second half of 2013. We believe our large, engaged user base makes Momo attractive to mobile marketing customers and our platform partners. Our revenues nearly tripled from US$0.8 million in the third quarter of 2013 to US$2.3 million in the fourth quarter of 2013. We had net losses of US$3.8 million and US$9.3 million in 2012 and 2013, respectively.

Our Industry

The mobile internet population in China has grown substantially due to rapid technological development, network enhancement and increasing affordability of smartphones. According to eMarketer, a third-party market research firm, the number of mobile internet users in China grew from 375.6 million in 2011 to 556.1 million in 2013, representing a compound annual growth rate, or CAGR, of 21.7%, and is expected to further increase to 712.4 million in 2017.

In recent years, mobile social networking applications began to proliferate in China with the further development of the mobile internet. As social networking applications started to integrate with the advanced features of smartphones in 2011, they underwent a transformation with more diverse content offerings in various formats, such as voice and video. In 2012, location-based services began to gain popularity in China. These developments have led to the rapid development of new mobile social networking applications based on location and interests, including Momo.

In China, mobile games and mobile marketing are common monetization methods for mobile social networking platforms. According to Analysys, the mobile game market in China has expanded rapidly and reached a total market size of RMB13.9 billion (US$2.3 billion) in 2013. The market is expected to further grow at a CAGR of 39.6% to RMB52.8 billion (US$8.7 billion) in 2017. In addition, according to Analysys, the size of the mobile marketing market in China reached RMB13.4 billion (US$2.2 billion) in 2013, and is expected to further grow at a CAGR of 69.5% to RMB110.8 billion (US$18.3 billion) in 2017. Location-based mobile applications allow mobile marketing customers to target more specific audiences or geographic regions, thus improving the effectiveness of marketing.

Our Strengths

We believe our success to date is largely attributable to the following key competitive strengths:

•	a leading mobile-based social networking platform in China;

•	innovative location-based social networking platform;

•	high user engagement powered by a variety of functionalities;

•	superior user experience supported by strong technology capabilities; and

•	visionary and experienced management team.

Our Strategies

We believe that we have a significant opportunity to further enhance the value we deliver to our users, customers and platform partners. We intend to pursue the following growth strategies to achieve our goal:

•	expand our user community;

•	enhance our user experience;

•	increase monetization capabilities; and

•	pursue strategic partnerships and acquisitions.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	maintain and grow our user base and enhance user engagement;

•	market and profit from our service offerings, continue to monetize our user base, convert our existing users into paying users and achieve profitability;

•	adapt to the dynamic social networking market despite our short operating history;

•	maintain brand awareness and loyalty, prevent misuse of our platform and maintain our brand image and reputation;

•	compete effectively for users or user engagement;

•	keep up with technological developments and evolving user expectations;

•	effectively manage our growth and control our costs and expenses; and

•	address privacy concerns relating to our services and the use of user information.

In addition, we face risks and uncertainties related to our compliance with applicable PRC regulations and policies, particularly those risks and uncertainties associated with our control over Beijing Momo, which is based on contractual arrangements rather than equity ownership. Furthermore, a small number of our existing shareholders, including our executive officers and directors, will beneficially own approximately              ordinary shares, or approximately              of our outstanding ordinary shares, assuming the underwriters do not exercise the option to purchase additional ADSs, upon the completion of this offering. This small number of existing shareholders will be able to exert significant influence and control over our operations.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

We are a holding company incorporated in the Cayman Islands. We conduct our business through our subsidiary and our consolidated affiliated entity and its subsidiary in China. We started our operations in July 2011 when our founders established our consolidated affiliated entity Beijing Momo Technology Co., Ltd., or Beijing Momo, in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. In December 2011, we established Momo Technology HK Company Limited, or Momo HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Momo HK established a wholly-owned PRC subsidiary, Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, in March 2012. In May 2013, we established Chengdu Momo Technology Co., Ltd., or Chengdu Momo, as a wholly owned subsidiary of Beijing Momo. In addition, we recently formed a Delaware subsidiary for the purpose of new product development.

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiary, Chengdu Momo, over which we exercise effective control through contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entity and its subsidiary, as of the date of this prospectus:

Notes:
(1)	We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who hold 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. The shareholders of Beijing Momo are shareholders, directors or officers of Momo Inc.

Corporate Information

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at             .

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.immomo.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Momo Inc.,” “we,” “us,” “our company” and “our” refer to our holding company Momo Inc., its subsidiaries and its consolidated affiliated entity and its subsidiary;

•	“ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

Our reporting and functional currency is U.S. dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.0537 to $1.00, the noon buying rate on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 25, 2014, the noon buying rate for Renminbi was RMB6.1913 to $1.00.

Unless the context indicates otherwise, all share and per share data in this prospectus give effect to a share split effected on September 12, 2012 in which each of the previously issued ordinary shares and preferred shares were split into 10 ordinary shares and preferred shares, respectively. In addition, unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares of par value US$0.0001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect to receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes, which may include research and development, sales and marketing activities, technology infrastructure, capital expenditures and other general and administrative matters. We may also use a portion of these proceeds for the acquisitions of, or investments in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus.] See “Shares Eligible for Future Sale” and “Underwriting.”

[Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol “ .” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2014.

Depositary

Summary Consolidated Financial and Operating Data

The following summary consolidated income and comprehensive income data for the years ended December 31, 2012 and 2013, summary consolidated balance sheet data as of December 31, 2012 and 2013 and summary consolidated cash flow data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013
	(in US$ thousands, except share and share-related data)
Summary Data of Consolidated Statements of Operations:
Net Revenues
Membership subscription	—	2,808
Mobile games	—	92
Other services	—	229

Total net revenues	—	3,129
Cost and expenses(1)
Cost of revenues	—	(2,927)
Research and development expenses	(1,454)	(3,532)
Sales and marketing expenses	(419)	(3,018)
General and administrative expenses	(1,969)	(3,010)

Total cost and expenses	(3,842)	(12,487)

Loss from operations	(3,842)	(9,358)
Interest income	3	32

Net loss	(3,839)	(9,326)
Deemed dividend to preferred shareholders	(3,093)	(8,120)

Net loss attributable to ordinary shareholders	(6,932)	(17,446)

Net loss per share attributable to ordinary shareholders
Basic	(0.05)	(0.12)
Diluted	(0.05)	(0.12)

Weighted average shares used in computing net loss per ordinary share
Basic	147,000,000	147,000,000
Diluted	147,000,000	147,000,000

(1)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Cost of revenues	—	34
Research and development expenses	39	269
Sales and marketing expenses	11	128
General and administrative expenses	542	532

Total	592	963

The following table presents our summary consolidated balance sheet data as of December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	18,539	55,374
Total assets	20,784	63,025
Total liabilities	143	5,566
Total mezzanine equity	27,199	80,319
Total deficit	(6,558)	(22,860)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(4,104)	(5,135)
Net cash used in investing activities	(1,992)	(3,181)
Net cash provided by financing activities	23,551	45,000
Effect of exchange rate changes on cash and cash equivalents	(34)	151

Net increase in cash and cash equivalents	17,421	36,835
Cash and cash equivalents at beginning of year	1,118	18,539

Cash and cash equivalents at end of year	18,539	55,374

Summary Operating Data

The following charts show our MAUs and average DAUs for each of the months indicated. “MAUs” refers to monthly active users. We define MAUs during a given calendar month as Momo users who were DAUs (as defined below) for at least one day during the 28-day period counting back from the last day of such calendar month. “DAUs” refers to daily active users, which are Momo users who accessed our platform through Momo mobile application and utilized any of the functions on our platform on a given day. Average DAUs for a particular period is the average of the DAUs on each day during that period.

The following chart shows the total number of our members during each of the quarters indicated. Members are Momo users who have paid the subscription fees for our membership services. The number of members in a given period refers to the number of users whose membership subscriptions are in their service period at any point during that period.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. We had 116.0 million registered users as of March 31, 2014. “Registered users” as of a given day refers to the aggregate number of Momo registered user accounts from the launch of Momo through such day. Each Momo registered user account is usually linked to a mobile phone number. A single person with multiple mobile phone numbers may link to multiple Momo registered user accounts and, in such case, would be counted as multiple registered users. Our MAUs and average DAUs reached 42.7 million and 16.9 million in March 2014, respectively, representing an increase of 224.8% and 261.6% from March 2013.

Growing our user base and increasing the overall level of user engagement on our social networking platform are critical to our business. If our user growth rate slows down, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo mobile application is no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or depth of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors; and

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies.

If we are unable to grow our user base or enhance user engagement, our platform will become less attractive to our users, customers and platform partners, which would have a material and adverse impact on our business and operating results.

We are in the early stages of monetization and cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is new and evolving. We began to generate revenues in the second half of 2013 through membership subscriptions, mobile games and other services, which accounted for approximately 89.7%, 2.9% and 7.4%, respectively, of our net revenues in 2013. We generate membership subscription revenues from users who purchase membership packages for additional functionalities and privileges in our mobile application. For mobile games, we cooperate with third-party game developers to provide their games on our platform and share revenues generated by in-game purchases of virtual items with such developers. Our other services include paid emoticons and mobile marketing services. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We have a limited operating history in a dynamic market, which makes it difficult to evaluate our future prospects.

The market for social networking platforms is relatively new, highly dynamic and may not develop as expected. Our users, customers and platform partners may not fully understand the value of our services, and potential new users, customers and platform partners may have difficulty distinguishing our services from those of our competitors. Convincing potential users, customers and platform partners of the value of our services is critical to the growth of our user base and the success of our business. See also “Industry—Mobile Social Networking in China.”

We launched our Momo mobile application in August 2011, and the relatively short operating history makes it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	increase our number of members and paying users, and the level of user engagement;

•	develop and deploy diversified and distinguishable features and services for our users and customers;

•	convince customers of the benefits of our marketing services compared to alternative forms of marketing;

•	develop or implement strategic initiatives to monetize our platform;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services;

•	attract, retain and motivate talented employees; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our services, if the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred significant net losses. As of December 31, 2013, we had an accumulated deficit of US$24.7 million. We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully. In addition, our ability to achieve and sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, mobile games and mobile marketing services in China.

We may continue to incur losses in the near future due to our continued investments in technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

We may not be able to successfully maintain and increase the number of our members or other paying users.

Revenues generated from membership subscription packages, mobile games and paid emoticons accounted for substantially all of our total revenues in 2013. Our future growth depends on our ability to convert our existing users into members and paying users of our services and mobile games and retain our current members and paying users. However, we cannot assure you that we will be able to retain our members and paying users or continue to convert existing or new users into members and paying users, nor can we assure you that we will be able to successfully compete with current and new competitors on members and paying users. Our efforts to provide greater incentives for our users to subscribe for our membership status may not continue to succeed. Our members and paying users may discontinue their subscriptions or other spending on our services because we no longer serve their needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our members and paying users, our business, results of operations and prospects will be adversely affected.

If we fail to launch new games or release upgrades to existing games that attract new players and retain existing players, our business and operating results will be materially and adversely affected.

We have relied on mobile games for a portion of our revenues, and we expect mobile games to continue to be an important part of our revenues. Revenues generated from mobile games contributed 2.9% of our total revenues in 2013. Growing and retaining our user base and converting some of our users into paying users largely depend on our ability to continuously offer new games and game updates that anticipate and effectively respond to changing player interests and preferences. If we cannot maintain our existing partnership with third-party game developers, or source new popular games that retain existing players and attract new players by expanding our network of partnering game developers, our business, results of operations and prospects will be materially and adversely affected.

It is difficult to consistently anticipate player preferences or industry changes, particularly games in new genres. Neither can we assure you that the new games we offer will attract a large number of players and be commercially successful, nor can we guarantee that we will be able to meet our timetable for new game launches. A number of factors, including changing game player preferences and our relationship with existing and new third-party game developers, could affect the popularity of new games or delay the launch of new games on our platform. If the new games we introduce are not commercially successful, we may not be able to recover the expenses we incur in game development, which can be significant.

In addition, new games that we offer may attract game players away from existing games on our platform. If this occurs, it will decrease the player base of our existing games, which could result in decreased revenues from such existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our revenues.

Our business is dependent on the strength of our brand and market perception of our brand.

In China, we market our services under the brand “ ” or “Momo.” Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, people may not understand the value of our platform, and there may be a misperception that Momo is used solely as a tool to randomly meet or date strangers. Convincing potential new users, customers and platform partners of the value of our services is critical to increasing the number of our users, customers and platform partners and to the success of our business.

Negative publicity may harm our brand and reputation and have a material adverse effect on our business and operating results.

Negative publicity involving us, our users, our social networking platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us and/or our services to the satisfaction of our investors, users, customers and platform partners. There has been negative publicity about our company and the misuse of our services, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

Our brand image, business and operating results may be adversely impacted by user misconduct and misuse of our platform.

Our platform allows mobile users to freely contact and communicate with people nearby. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which illegal or inappropriate content is posted and illegal or fraudulent activities are conducted. Media reports and internet forums have covered some of these incidents, which has in some cases generated negative publicity about our brand and platform. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being posted or activities from being carried out. Moreover, as we have limited control over the real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform. In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.

As a social networking platform, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include mobile applications, such as Weixin and Mobile QQ. Our competitors may have substantially more cash, traffic, technical and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;

•	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors;

•	our ability to monetize our services;

•	our ability to attract, retain, and motivate talented employees;

•	our ability to manage and grow our operations cost-effectively; and

•	our reputation and brand strength relative to our competitors.

If we fail to keep up with technological developments and evolving user expectations, we may fail to maintain or attract users and customers or generate revenues, and our business and operating results may be materially and adversely affected.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, new product and service announcements, new generations of product enhancements and changing user expectations. Accordingly, our performance and the ability to further monetize the services on our platform will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually innovate in response to both evolving demands of the marketplace and competitive services. There may be occasions when we may not be as responsive as our competitors in adapting our services to changing industry standards and the needs of our users. Historically, new features may be introduced by one player in the industry, and if they are perceived as attractive to users, they are often quickly copied and improved upon by others.

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. For example, the market for mobile devices in China is highly fragmented, and the lower resolution, functionality, operating system compatibility and memory currently associated with the kaleidoscopic models of mobile devices in the Chinese marketplace may make the use of our services through these devices more difficult and impair the user experience. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to use our Momo mobile application. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and operating results.

If we fail to effectively manage our growth and control our costs and expenses, our business and operating results could be harmed.

We have experienced rapid growth in our business and operations and expansion of our platform since our inception in 2011, which places significant demands on our management, operational and financial resources. Since the launch of our Momo mobile application in 2011, the number of our registered users grew to over 116.0 million as of March 31, 2014. Our MAUs and average DAUs reached 42.7 million and 16.9 million in March 2014, respectively, representing an increase 224.8% and 261.6% from March 2013. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new talents quickly enough to meet our needs and support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

We expect our costs and expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new features and services that require more complexity. In addition, our cost and expenses, such as our research and development expenses, sales and marketing expenses and general and administrative expenses, have grown rapidly as we expanded our business. Historically, our costs have increased each year, and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations, which could have a material and adverse effect on our business and operating results.

We collect user profile, user location and other personal data from our users in order to better understand our users and their needs and to support our social interest graph engine and our big data analytical capabilities for more targeted services such as interest- or location- based user groups and mobile marketing services. Concerns about the collection, use, disclosure or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers and have an adverse effect on our business and operating results.

Any systems failure or compromise of our security that results in the unauthorized access to or release of the data or chat history of our users, customers or platform partners data or chat history could significantly limit the adoption of our services, as well as harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Related to Doing Businesses in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

We depend on the continued contributions of our senior management, especially the executive officers listed in “Management” section of this prospectus, and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could materially harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and third-party infringements of our intellectual property rights may adversely affect our business.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. See also “Business—Intellectual Property.” Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

There have been instances where third parties have cloned and launched counterfeits of our Momo mobile application on app stores or internet forums. Some of these counterfeits, once installed inadvertently by mobile users, were reported to automatically download and install other applications to these users’ mobile phones, charging them various fees. These counterfeits may mislead mobile users and negatively affect their perception of our application. Moreover, we may have to expend resources in connection with any legal actions that we take to curb these counterfeiting activities in order to protect our intellectual property rights, user experience and brand perception.

We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload text, graphics, audio, video and other content to our platform and download, share, link to and otherwise access games and other content on our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and our ADS price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

People use our platform for real-time communication, socializing and information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our mobile services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access Momo mobile application in a timely fashion, or at all, our user experience may be compromised and the users may seek other mobile social networking tools to meet their needs, and may not return to Momo or use Momo as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial or operating results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of Momo are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our active users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using Momo.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Momo, which could negatively affect our business and operating results.

We have granted, and expect to continue to grant, share options under our share incentive plan, which may result in increased share-based compensation expenses.

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. As of the date of this prospectus, options to purchase 27,823,526 ordinary shares have been granted, all of which remained outstanding. See “Management—Share Incentive Plan” for a detailed discussion. We believe the granting of share options is of significant importance to our ability to attract and retain our employees, and we will continue to grant share options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2012 and 2013, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The two material weaknesses identified related to lack of accounting personnel with appropriate knowledge of U.S. GAAP, and lack of a comprehensive accounting policies and procedures manual according to U.S. GAAP. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. For details of these remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have no business insurance coverage.

The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We face risks related to health epidemics and natural disasters.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the mobile internet industry in particular.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Beijing Momo Information Technology Ltd., or Beijing Momo IT, our wholly owned PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Beijing Momo Technology Ltd., or Beijing Momo, our consolidated affiliated entity, and its subsidiary, based on a series of contractual arrangements by and among Beijing Momo IT, Beijing Momo and its shareholders. As a result of these contractual arrangements, we exert control over Beijing Momo and its subsidiary and consolidate or combine their operating results in our financial statements under U.S. GAAP. Beijing Momo holds the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, Han Kun Law Offices, the ownership structure of our PRC subsidiary and Beijing Momo, and the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entity and its subsidiary or the right to receive their economic benefits, we would no longer be able to consolidate our consolidated affiliated entity and its subsidiary. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Momo IT, or our consolidated affiliated entity and its subsidiary.

We rely on contractual arrangements with Beijing Momo and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through Beijing Momo and its subsidiary, our consolidated affiliated entity and its subsidiary, in which we have no ownership interest. We rely on a series of contractual arrangements with Beijing Momo and its shareholders, including the powers of attorney, to control and operate its business. Our ability to control the consolidated affiliated entity and its subsidiary depends on the powers of attorney, pursuant to which Beijing Momo IT can vote on all matters requiring shareholder approval in the Beijing Momo. We believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over Beijing Momo and its subsidiary and allow us to obtain economic benefits from them. See “Corporate History and Structure—Contractual Arrangements with Beijing Momo” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over Beijing Momo and its subsidiary as direct ownership. If Beijing Momo or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Beijing Momo and its subsidiary. As a result, we may be unable to consolidate Beijing Momo and its subsidiary in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by Beijing Momo and its subsidiary that are important to the operation of our business if Beijing Momo or its subsidiary declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Beijing Momo and its subsidiary, Chengdu Momo, hold certain assets that are important to our business operations, including the value-added telecommunication service license concerning the internet information service, or the ICP License, and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of Beijing Momo may not voluntarily liquidate Beijing Momo or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate Beijing Momo, or Beijing Momo declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if Beijing Momo or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with Beijing Momo may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that Beijing Momo adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing Beijing Momo’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting Beijing Momo to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if Beijing Momo’s tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, Beijing Momo and its subsidiary, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, Beijing Momo and its subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of Beijing Momo may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of Beijing Momo, our consolidated affiliated entity, include Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who are also our shareholders, directors or officers. Conflicts of interest may arise between the roles of Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li as shareholders, directors or officers of our company and as shareholders of Beijing Momo. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of Beijing Momo have executed powers of attorney to appoint Beijing Momo IT, our PRC subsidiary, or a person designated by Beijing Momo IT to vote on their behalf and exercise voting rights as shareholders of Beijing Momo. We cannot assure you that when conflicts arise, shareholders of Beijing Momo will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprises in the PRC, such as Beijing Momo IT, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for information displayed on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns. For example, in April 2014, the Office of the Anti-Pornography and Illegal Publications Working Group, the State internet Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly launched an “Anti-Pornography and Illegal Publications – Clean Up the internet 2014” campaign that is expected to last from April to November 2014. The campaign aims at eliminating pornographic information and content in the Internet information services industry, and may hold individuals and corporate entities who facilitate the distribution of pornographic information and content liable under PRC laws and regulations. As a result, several websites providing literary and visual and audio content, including certain widely known websites, were subject to administrative penalties ranging from fines to license revocation to suspension of website operations, due to unhealthy and indecent content on these websites. Although we have conducted internal review to filter our users and the contents posted by our users, we cannot be sure that our internal content control efforts was sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. Our business and operations to date have not been materially affected by this campaign or any other regulatory efforts made by the relevant PRC regulatory authorities. If we receive a public warning from the relevant government authorities or our licenses for reading or portal services are revoked, our reputation would be harmed and our share trading price may fluctuate widely. If the operation of our mobile social networking services is suspended, our revenues and results of operation may be materially and adversely affected.

Content posted or displayed on our social networking platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see “Regulation.”

Since our inception, we have designed and implemented procedures to monitor the content on our social networking platform in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our social networking platform is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for any unlawful actions by our users on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our social networking platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Beijing Momo and its subsidiary are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained the ICP licenses for provision of internet information services and Online Culture Operating Licenses for operation of online games. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We are also required to obtain an Internet Publishing License from SARFT in order to publish online games through the mobile networks. As of the date of this prospectus, we have yet to obtain an Internet Publishing License, and are in the process of preparing the application documents. We currently cooperate with game publishers who hold such internet publishing license to publish our mobile games. Each mobile game is also required to be approved by SARFT prior to the commencement of its operations in China. As of the date of this prospectus, we are still in the process of applying with the SARFT for the approvals of all of our online games. In the event of any failure to meet the above-mentioned requirements, an operator may face severe monetary penalties or be forced to cease operations, any of which would have a material adverse effect on our business and results of operations. All domestic online games must be filed for registration with MOC, and all imported online games must be approved by the MOC. As of the date of this prospectus, two of the four online games we offer have completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li have completed SAFE registration in connection with our financings and share transfer that were completed before March 31, 2014.

However, we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options will be subject to these regulations upon the completion of this offering. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiary, or to make additional capital contributions to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entity and its subsidiary. We may make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiary, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Beijing Momo, which is PRC domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online games and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 9, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from this offering to our PRC subsidiary and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, though there also have been periods when it depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease three premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e)

proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied for listing our ADSs on [NASDAQ Global Market/NYSE]. Prior to the completion of this offering, there has been no public market for our ADSs or the ordinary shares underlying our ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be             ADSs (equivalent to ordinary shares) outstanding immediately after this offering, or             ADSs (equivalent to             ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors and existing shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions, including             . However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See

“Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have ordinary shares outstanding, including ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

After our preferred shares are automatically converted into ordinary shares upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, our executive officers and directors, together with our other existing shareholders, will beneficially own approximately ordinary shares, or approximately             of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our existing shareholders, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$             as of December 31, 2013, after giving effect to this offering and the initial public offering price of US$             per ADS. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets, which is determined based on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the [NASDAQ Global Market/NYSE] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of [NASDAQ Global Market/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of mobile social networking platforms, mobile games and mobile marketing services in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The social networking platforms, mobile games and mobile marketing industries may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the mobile social services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include research and development, sales and marketing, technology infrastructure, capital expenditures and other general and administrative matters. We may also use a portion of these proceeds for the acquisitions of, or investments in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary only through loans or capital contributions and to Beijing Momo only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, which may delay or prevent us from providing the proceeds of this offering to our PRC subsidiaries. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiary, or to make additional capital contributions to our PRC subsidiary.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that it is able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

With shareholders’ approval, we declared a special dividend to certain holders of our ordinary shares in the amount of US$64.5 million in April 2014, among which US$58.0 million was paid. The special dividend was paid out of our share premium. See “Description of Share Capital—History of Securities Issuances—Preferred Shares.” We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulations Relating to Dividend Distribution” and “Regulation—Regulations Relating to Taxation.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our Series A-1, Series A-2, Series A-3, Series B and Series C convertible redeemable preferred shares that are issued and outstanding into ordinary shares on a one-for-one basis immediately upon the completion of this offering.

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our Series A-1, Series A-2, Series A-3, Series B and Series C convertible redeemable preferred shares that are issued and outstanding into ordinary shares on a one-for-one basis immediately upon completion of this offering; (ii) the issuance of Series D convertible redeemable preferred shares in May 2014, which will be automatically converted into ordinary shares on a one-for-one basis immediately upon completion of this offering; and (iii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	Unaudited Pro Forma	Pro Forma As Adjusted
	(in US$ thousands)
Mezzanine Equity
Series A-1 and Series A-2 convertible redeemable participating preferred shares ($0.0001 par value; 38,480,677 shares authorized, issued and outstanding)	2,218	—
Series A-3 convertible redeemable participating preferred shares ($0.0001 par value; 19,797,980 shares authorized, issued and outstanding)	4,774	—
Series B convertible redeemable participating preferred shares ($0.0001 par value; 70,037,013 shares authorized, issued and outstanding)	26,892	—
Series C convertible redeemable participating preferred shares ($0.0001 par value; 36,008,642 shares authorized, issued and outstanding)	46,435	—

Series D convertible redeemable participating preferred shares ($0.0001 par value; nil shares authorized, issued and outstanding, and 43,693,356 shares authorized, issued and outstanding on a pro forma as adjusted basis)

	As of December 31, 2013
	Actual	Unaudited Pro Forma	Pro Forma As Adjusted
	(in US$ thousands)
Equity
Ordinary shares ($0.0001 par value; 835,675,688 shares authorized, 147,000,000 shares issued and outstanding)	15	31
Additional paid-in capital(1)	1,710	82,013
Subscription receivable	(15)	(15)
Accumulated deficit	(24,728)	(24,728)
Accumulated other comprehensive income	158	158

Total shareholders’ equity (deficit)(1)	(22,860)	57,459
Total liabilities, mezzanine equity and equity(1)	$63,025	$63,025

(1)	A US$1.00 change in the assumed initial public offering price of US$ per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase, in the case of an increase, or decrease, in the case of a decrease, each of additional paid-in capital, total shareholders’ deficit and total liabilities, mezzanine equity and equity by US$ .

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2013 was approximately US$            , or US$             per ordinary share as of that date and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2013, other than to give effect to (i) the automatic conversion of all of our preferred shares that are issued and outstanding into ordinary shares on a one-for-one basis immediately prior to the completion of this offering and (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been US$            , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price per ordinary share	US$	US$
Net tangible book value as per ordinary share of December 31, 2013	US$	US$
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	US$

A $1.00 change in the assumed public offering price of US$             per ADS would increase, in the case of an increase, or decrease, in the case of a decrease, our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of

ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 27,823,526 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $0.1050 per share, and there are 16,934,694 ordinary shares available for future issuance upon the exercise of future grants under our 2012 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                          as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, and Han Kun Law Offices, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the

Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is rendered or on reciprocity between the jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments in connection with civil liabilities. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. A judgment that does not violate the basic principles of PRC law or national sovereignty, security or public interest may be recognized and enforced by a PRC court base on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, as of the date of this prospectus, no treaty or other form of reciprocity exists between China and the United States or the Cayman Islands governing the recognition and enforcement of judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

We started our operations in July 2011 when our founders established our consolidated affiliated entity Beijing Momo Technology Co., Ltd., or Beijing Momo, in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. In December 2011, we established Momo Technology HK Company Limited, or Momo HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Momo HK established a wholly-owned PRC subsidiary, Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, in March 2012. In May 2013, we established Chengdu Momo Technology Co., Ltd., or Chengdu Momo, as a wholly owned subsidiary of Beijing Momo. In addition, we recently formed a Delaware subsidiary for the purpose of new product development.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entity and its subsidiary, as of the date of this prospectus:

Notes:
(1)	We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who hold 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. The shareholders of Beijing Momo are shareholders, directors or officers of Momo Inc.

Contractual Arrangements with Beijing Momo

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiary, Chengdu Momo, over which we exercise effective control through contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders.

The contractual arrangements allow us to:

•	exercise effective control over Beijing Momo;

•	receive substantially all of the economic benefits of Beijing Momo; and

•	have an option to purchase all or part of the equity interests in Beijing Momo when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Momo and its subsidiary, and, therefore, have consolidated the financial results of Beijing Momo and its subsidiary in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo, and the shareholders of Beijing Momo.

Business operation agreement. Under the business operation agreement entered into among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo on April 18, 2012, as supplemented on June 9, 2014, the shareholders of Beijing Momo agreed that Beijing Momo would not enter into any transaction that could materially or adversely affect its assets, business, interests or operations without prior written consent from Beijing Momo IT, including conducting business beyond the usual and normal scope, entering into any loan or other debtor-creditor relationship with third party, selling or disposing of assets or rights, including intellectual property rights, and creating guarantees or any other security on any of its assets or intellectual property rights in favor of a third party. In addition, the shareholders of Beijing Momo agreed to vote for or appoint nominees designated by Beijing Momo IT to serve as Beijing Momo’s directors, chairman, general managers, financial controllers and other senior managers. Furthermore, Beijing Momo’s shareholders agreed to accept and implement proposals set forth by Beijing Momo IT regarding employment, day-to-day business operations and financial management. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. These agreements have an initial term of ten years from the date of execution, and may be extended at the discretion of Beijing Momo IT. Beijing Momo IT may terminate this agreement at any time by giving a prior written notice to Beijing Momo and its shareholders. Neither Beijing Momo nor its shareholders may terminate this agreement.

Exclusive call option agreements. Under the exclusive call option agreements between Beijing Momo IT, Beijing Momo and each of the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, each of the shareholders of Beijing Momo irrevocably granted Beijing Momo IT an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Momo for a nominal price of RMB10 or the lowest price permitted under PRC law. In addition, Beijing Momo irrevocably granted Beijing Momo IT an exclusive and irrevocable option to purchase any or all of the assets owned by Beijing Momo at the lowest price permitted under PRC law. Without Beijing Momo IT’s prior written consent, Beijing Momo and its shareholders will not sell, transfer, mortgage or otherwise dispose of Beijing Momo’s material assets, legal or beneficial interests or revenues of more than RMB500,000, or allow an encumbrance on any interest in Beijing Momo. These agreements will remain effective until all equity interests held in Beijing Momo by its shareholders are transferred or assigned to Beijing Momo IT.

Equity interest pledge agreements. Under the equity interest pledge agreements between Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, the shareholders of Beijing Momo pledged all of their equity interests in Beijing Momo (including any equity interest subsequently acquired) to Beijing Momo IT to guarantee the performance by Beijing Momo and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Beijing Momo IT for services provided. If Beijing Momo or any of its shareholders breach their obligations under these contractual arrangements, Beijing Momo IT, as the pledgee, will be entitled to certain rights and remedies, including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Beijing Momo. Beijing Momo IT has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement is registered with the relevant local administration for industry and commerce and will remain binding until Beijing Momo and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity interest pledge agreements with Chaoyang Branch of Beijing Administration for Industry and Commerce in Beijing.

Powers of attorney. Pursuant to the powers of attorney entered into on April 18, 2012 and amended and restated on April 18, 2014, each shareholder of Beijing Momo irrevocably appointed Beijing Momo IT as their attorney-in-fact to act for all matters pertaining to Beijing Momo and to exercise all of their rights as shareholders of Beijing Momo, including attending shareholders’ meetings and designating and appointing legal representatives, directors and senior management members of Beijing Momo. Beijing Momo IT may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholders of Beijing Momo. Each power of attorney remains in force until the shareholder ceases to hold any equity interest in Beijing Momo.

Spousal consent letters. Under the spousal consent letters, each spouse of the married shareholders of Beijing Momo unconditionally and irrevocably agreed that the equity interest in Beijing Momo held by and registered in the name of their spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive call option agreement, and the power of attorney. Each spouse agreed not to assert any rights over the equity interest in Beijing Momo held by their spouse. In addition, in the event that the spouses obtain any equity interest in Beijing Momo held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

Exclusive technology consulting and management services agreement. Pursuant to the exclusive technology consulting and management services agreement entered into on April 18, 2012 between Beijing Momo and Beijing Momo IT, Beijing Momo IT has the exclusive right to provide technical consulting and management services to Beijing Momo. Such services include software development and maintenance, internet technical support, database and internet security services, and other technical consulting services. Without Beijing Momo IT’s prior written consent, Beijing Momo is prohibited from engaging any third party to provide any of the services specified in this agreement. Beijing Momo IT also exclusively owns any intellectual property rights arising from the performance of this agreement. Beijing Momo agrees to pay service fees to Beijing Momo IT on a quarterly basis in an amount equal to 90% of its monthly after-tax profit. The service fees may be adjusted upon mutual agreement and with reference to factors, including the complexity and market rate of services provided. If Beijing Momo proposes an adjustment to service fees and Beijing Momo IT does not reply in ten working days, Beijing Momo IT may be deemed to have accepted the adjustment by acquiescence. This agreement has an initial term of ten years from the date of execution, and may be extended at the discretion of Beijing Momo IT. Beijing Momo IT may terminate this agreement at any time by giving 30 days’ prior written notice to Beijing Momo. Beijing Momo may not terminate this agreement unless it compensates Beijing Momo IT with all the resulting losses and any outstanding service fees.

In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of Beijing Momo IT and Beijing Momo, currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

•	the contractual arrangements among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo governed by PRC law, currently and immediately after giving effect to this offering, are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated income and comprehensive income data for the years ended December 31, 2012 and 2013, selected consolidated balance sheet data as of December 31, 2012 and 2013 and selected consolidated cash flow data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013
	(in US$ thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations:
Net Revenues
Membership subscription fees	—	2,808
Mobile games	—	92
Other services	—	229

Total net revenues	—	3,129
Cost and expenses(1)
Cost of revenues	—	(2,927)
Research and development expenses	(1,454)	(3,532)
Sales and marketing expenses	(419)	(3,018)
General and administrative expenses	(1,969)	(3,010)

Total cost and expenses	(3,842)	(12,487)

Loss from operations	(3,842)	(9,358)
Interest income	3	32

Net loss	(3,839)	(9,326)
Deemed dividend to preferred shareholders	(3,093)	(8,120)

Net loss attributable to ordinary shareholders	(6,932)	(17,446)

Net loss per share attributable to ordinary shareholders
Basic	(0.05)	(0.12)
Diluted	(0.05)	(0.12)

Weighted average shares used in computing net loss per ordinary share
Basic	147,000,000	147,000,000
Diluted	147,000,000	147,000,000

(1)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Cost of revenues	—	34
Research and development expenses	39	269
Sales and marketing expenses	11	128
General and administrative expenses	542	532

Total	592	963

The following table presents our summary consolidated balance sheet data as of December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,539	55,374
Total assets	20,784	63,025
Total liabilities	143	5,566
Total mezzanine equity	27,199	80,319
Total deficit	(6,558)	(22,860)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(4,104)	(5,135)
Net cash used in investing activities	(1,992)	(3,181)
Net cash provided by financing activities	23,551	45,000
Effect of exchange rate changes on cash and cash equivalents	(34)	151

Net increase in cash and cash equivalents	17,421	36,835
Cash and cash equivalents at beginning of year	1,118	18,539

Cash and cash equivalents at end of year	18,539	55,374

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Momo connects people in a personal and lively way.

Momo is a revolutionary mobile-based social networking platform. We enable users to establish and expand social relationships based on location and interests. Our platform is comprised of our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. We have established Momo as one of China’s leading mobile social networking platforms in less than three years since our inception.

We focus on building and growing our user base and improving user experience. Our user base has grown rapidly since we launched Momo in July 2011, as evidenced by the following:

•	We had 116.0 million registered users as of March 31, 2014, representing an increase of 259.1% from March 31, 2013.

•	Our MAUs reached 42.7 million in March 2014, representing an increase of 224.8% from March 2013.

•	Our average DAUs reached 16.9 million in March 2014, representing an increase of 261.6% from March 2013.

•	We had 1.5 million members in the first quarter of 2014, an increase from 0.4 million in the third quarter of 2013.

•	Our users sent a daily average of 454.3 million one-to-one messages, representing a daily average of 27 one-to-one messages per DAU, in March 2014; 57.6% of these messages were exchanged among people who had already followed each other.

Our large, growing and engaged user base creates a powerful network effect and a high barrier to entry.

We generate revenues primarily from membership subscription, mobile games and other services. Users can become Momo members by paying subscription fees, entitling them to additional functionalities and privileges in our mobile application. We offer mobile games developed by third-parties and share revenues generated by in-game purchases of virtual items with such developers. Our other services include paid emoticons and mobile marketing services. Our virtual store features stylish and trendy emoticons for sale, many of which are inspired by characters in popular culture. For mobile marketing services, we currently place banner ads in our mobile application for our customers.

We began monetizing in July 2013 and have achieved rapid growth from the increase in the scale of our social networking platform and the expansion of our service offerings. Our revenues nearly tripled from US$0.8 million in the third quarter of 2013 to US$2.3 million in the fourth quarter of 2013. We had net losses of US$3.8 million and US$9.3 million in 2012 and 2013, respectively.

Trends in Our User Metrics

We analyze a number of user traffic metrics to evaluate our business and operating performance, and make business plans and strategic decisions.

Monthly Active Users (MAUs)

MAUs are a measure of the size of our active user base, which has grown substantially since our inception. In March 2014, we had 42.7 million MAUs, compared to 13.1 million in March 2013, representing an increase of 224.8%.

Daily Active Users (DAUs)

DAUs are a measure of the size of our active user base and user engagement. In March 2014, we had 16.9 million average DAUs, compared to 4.7 million in March 2013, representing an increase of 261.6%.

The following charts show our MAUs and average DAUs for each of the months indicated.

Members

Members are Momo users who have paid the membership subscription fees. Our members reached 0.4 million, 0.8 million and 1.5 million in the third quarter and fourth quarter of 2013 and the first quarter of 2014, respectively.

The following chart shows the total number of our members during each of the quarters indicated.

Major Factors Affecting Our Results of Operations

User Growth. Our revenues are driven by the number of our members and paying users, which in turn are affected by the growth in our active user base, and strategies we pursue to achieve active user growth that may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception. Currently, membership subscription fees are the largest component of our revenues. The growth of our member base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our users into members.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich content enables us to secure an abundant supply of user profiles and behavioral data, which is essential for our mobile marketing services and our ability to improve our service features, including our user tiering system.

Monetization. We started monetization in the third quarter of 2013, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. We plan to increase the revenues generated through our membership subscription fees by offering more premium services to our members. We plan to partner with third-party game developers and to develop games in-house to offer more games tailored to our platform and our users. We will continue to build our mobile marketing business, including the development of more innovative native advertising and comprehensive mobile marketing solutions. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to further enhance our big data analytical capabilities and develop new features and services for our platform.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 76 as of December 31, 2012 to 209 as of December 31, 2013. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2012	2013
	US$	US$	%
	(in US$ thousands, except for percentages)
Total net revenues	—	3,129	100.0
Cost and expenses
Cost of revenues	—	(2,927)	(93.5)
Research and development expenses	(1,454)	(3,532)	(112.9)
Sales and marketing expenses	(419)	(3,018)	(96.5)
General and administrative expenses	(1,969)	(3,010)	(96.2)

Total cost and expenses	(3,842)	(12,487)	(399.1)

Loss from operations	(3,842)	(9,358)	(299.1)
Interest income	3	32	1.0

Net loss	(3,839)	(9,326)	(298.1)

Comparison of the Years Ended December 31, 2012 and 2013

Net revenues

We currently generate revenues primarily from membership subscription, mobile games and other services. Membership subscription and other service revenues are presented net of surcharges and taxes. Mobile games revenues are presented net of revenue sharing with game developers, surcharges and taxes.

Membership subscription. Momo users can become members by paying monthly, quarterly, semi-annual or annual membership fees. Momo members are entitled to additional functionalities and privileges on our mobile application. Our membership subscription revenues were US$2.8 million in 2013, all of which were generated in the second half of 2013, and growth in membership subscription fees revenues is primarily driven by the significant increase in the number of our members since we started monetization. Our members increased by 122.2% from 0.4 million in the third quarter of 2013 to 0.8 million in the fourth quarter of 2013. The increase in the number of our members was in turn driven by the growth in our active user base and increased user engagement. Our MAUs increased by 249.9% from 9.6 million in December 2012 to 33.7 million in December 2013. Our average DAUs increased by 287.3% from 3.3 million in December 2012 to 12.8 million in December 2013.

Mobile games. We began to generate mobile games revenues in the fourth quarter of 2013, when we introduced two games on our platform. We have two types of game publishing arrangements, namely joint operating arrangement and exclusive publishing arrangement. Under a joint operating arrangement, we jointly operate games with game developers without paying license fees or incurring significant promotional expenses, and we share user payments with third-party game developers. As of December 31, 2013, we operated all of the games on our platform under joint operating arrangements. However, we expect the number of games operated in exclusive publishing arrangement to increase in the near future. Under an exclusive publishing arrangement, we pay royalty fees and upfront license fees to developers and promote and operate the games at our own costs. We bear higher risks and potentially receive higher rewards under this arrangement. Our revenues from mobile games depend on the number of paying users, which ultimately is determined by our ability to select and offer engaging games tailored to our platform and our user profiles.

Other services. Our other services include paid emoticons and mobile marketing services. Our virtual store began to generate revenues from stylish and trendy emoticons for sale in the third quarter of 2013. The growth of our paid emoticon revenues is also primarily attributable to the increase in our paying users, which is in turn driven by the size of our active user base. Our paid emoticons paying users increased 86.0% from 50 thousand in the third quarter of 2013 to 93 thousand in the fourth quarter of 2013. We also generate revenues from our mobile marketing services, which currently include the placement of banner displays in our mobile application. We began to offer mobile marketing services in the third quarter of 2013.

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2012	2013
	US$	US$	%
	(in US$ thousands, except for percentages)
Net revenues
Membership subscription	—	2,808	89.7
Mobile games	—	92	2.9
Other services	—	229	7.4

Total net revenues	—	3,129	100.0

Cost and expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including bandwidth costs, SMS costs, labor costs and commission fees. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. SMS costs consist of fees that we pay to telecommunication carriers for text message services provided to our users for verification purpose. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Commission fees are payments made to third-party application stores and other payment channels for distributing our mobile application and membership subscription services. Users can make payments for such services through third-party online and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2012		2013
	US$	%	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues
Bandwidth costs	—	—	(1,265)	43.2
SMS costs			(445)	15.2
Labor costs	—	—	(412)	14.1
Commission fees	—	—	(339)	11.6
Other costs	—	—	(466)	15.9

Total cost of revenues	—	—	(2,927)	100.0

Our cost of revenues was US$2.9 million in 2013. Prior to generating revenues in the third quarter of 2013, we recorded US$0.6 million and US$0.8 million of bandwidth costs and SMS costs in general and administrative expenses in 2012 and 2013, respectively. We expect our cost of revenues to increase in the future as we continue to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team, to further enhance our big data analytical capabilities and develop new features and services for our platform.

2013 compared to 2012. Our research and development expenses increased by 142.9% from US$1.5 million in 2012 to US$3.5 million in 2013. This increase was primarily due to a US$1.7 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 43 as of December 31, 2012 to 101 as of December 31, 2013.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel, and general marketing and promotional expenses. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness and attract new users.

2013 compared to 2012. Our sales and marketing expenses increased from $0.4 million in 2012 to $3.0 million in 2013, primarily due to a US$1.0 million increase in salaries and other benefits for our sales and marketing personnel, and a US$1.0 million increase in marketing and promotional expenses to enhance our brand awareness. Our sales and marketing headcount more than doubled, from 25 as of December 31, 2012 to 57 as of December 31, 2013.

General and administrative expenses

General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expense, rental expenses and professional fees. We expect our general and administrative expenses to increase as our business grows and we comply with our reporting obligations under U.S. securities laws as a public company.

2013 compared to 2012. Our general and administrative expenses increased by 52.9% from US$2.0 million in 2012 to US$3.0 million in 2013. This increase was primarily due to an increase of US$0.6 million in salaries and other benefits for our general and administrative personnel, and an increase in costs associated with the maintenance of our platform. We included bandwidth costs and SMS costs in total of US$0.6 million in 2012 and US$0.8 million in 2013 in our general and administrative expenses prior to our monetization in the third quarter of 2013, but have included them in cost of revenues since then.

Net loss

2013 compared to 2012. As a result of the foregoing, we recorded net loss of US$3.8 million in 2012 and US$9.3 million in 2013.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for each of the four quarters in the period from January 1, 2013 to December 31, 2013. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited consolidated financial data includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented.

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in US$ thousands)
Selected Data of Consolidated Statements of Operations:
Net revenues
Membership subscription	—	—	759	2,049
Mobile games	—	—	—	92
Other services	—	—	58	171

Total net revenues	—	—	817	2,312
Cost and expenses(1)
Cost of revenues	—	—	(1,198)	(1,729)
Research and development expenses	(710)	(777)	(843)	(1,202)
Sales and marketing expenses	(229)	(504)	(788)	(1,497)
General and administrative expenses	(616)	(1,023)	(415)	(956)

Total cost and expenses	(1,555)	(2,304)	(3,244)	(5,384)

Loss from operations	(1,555)	(2,304)	(2,427)	(3,072)
Interest income	4	15	8	5

Net loss	(1,551)	(2,289)	(2,419)	(3,067)

Note:
(1)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Three months ended,
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in US$ thousands)
Cost of revenues	—	—	9	25
Research and development expenses	59	59	51	100
Sales and marketing expenses	16	16	16	80
General and administrative expenses	103	105	106	218

Total	178	180	182	423

Our net revenues increased from US$0.8 million in the third quarter of 2013 to US$2.3 million in the fourth quarter of 2013, outpacing the rate of increase of our cost of revenues during the same periods. We included bandwidth costs and SMS costs in our general and administrative expenses prior to the beginning of our monetization in the third quarter of 2013, and have included them in cost of revenues since then.

Because we only started to monetize from the third quarter of 2013, we cannot confirm or otherwise describe the seasonality of our business as a result of this very short history of monetization.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income in 2012 or 2013.

PRC

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%.

As we had net operating losses for the years ended December 31, 2012 and 2013, we have not incurred any PRC income taxes for those periods.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. All of our entities were subject to the VAT Pilot Program as of December 31, 2013, or specifically, VAT at rate of 6% in lieu of business tax. With the adoption of the VAT Pilot Program, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Momo may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.”

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2012 and 2013, we and our independent registered public accounting firm identified two material weaknesses as of December 31, 2013. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) the lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) the lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses, we have adopted several measures to improve our internal control over financial reporting, including (i) establishing a U.S. GAAP financial reporting team in 2014, including hiring a chief financial officer, who is AICPA qualified, a financial controller and a financial reporting manager, each of whom has extensive U.S. GAAP financial accounting and reporting experience at big four international accounting firms and U.S.-listed public companies based in China; (ii) the periodical evaluation of the sufficiency of our accounting resources and needs for recruiting additional personnel and providing our accounting staff with regular U.S. GAAP training; and (iii) developing and implementing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies. We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Liquidity and Capital Resources

To date, we have financed our operations primarily through the issuance of preferred shares in private placements. As of December 31, 2012 and 2013, we had US$18.5 million and US$55.4 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations.

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiary for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiary. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiary currently has in place with our consolidated affiliated entity in a way that could materially and adversely affect the ability of our PRC subsidiary to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. At its discretion, our PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in capital of our PRC subsidiary, consolidated affiliated entity and its subsidiary are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As a result, our PRC subsidiary, consolidated affiliated entity and its subsidiary in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2013, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$12.0 million. As of December 31, 2013, we held cash and cash equivalents of US$51.6 million in aggregate outside of the PRC and US$3.8 million in aggregate in the PRC, of which US$3.7 million was denominated in RMB and US$0.1 million was in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiary held cash and cash equivalents in the amount of US$0.1 million and RMB17.4 million (US$2.8 million), and our consolidated variable interest entity and its subsidiary held cash and cash equivalents in the amount of RMB5.2 million (US$0.9 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, and to our consolidated affiliated entity and its subsidiary only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiary, or to make additional capital contributions to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary and consolidated affiliated entity when needed. Notwithstanding the forgoing, our PRC subsidiary may use its own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiary to our consolidated affiliated entity or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Our full time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$0.3 million in 2012 and US$1.0 million in 2013. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013
	(in US$ thousands)
Net cash used in operating activities	(4,104)	(5,135)
Net cash used in investing activities	(1,992)	(3,181)
Net cash provided by financing activities	23,551	45,000
Effect of exchange rate changes on cash and cash equivalents	(34)	151

Net increase in cash and cash equivalents	17,421	36,835
Cash and cash equivalents at beginning of year	1,118	18,539

Cash and cash equivalents at end of year	18,539	55,374

Anticipated Use of Cash

We intend to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have.

Operating Activities

Net cash used in operating activities amounted to US$5.1 million in 2013, which was primarily attributable to a net loss of US$9.3 million, adjusted for non-cash items of US$1.8 million and increase of US$2.4 million in working capital. The non-cash items included US$1.0 million in share-based compensation expenses and US$0.8 million in depreciation. The increase in working capital was primarily attributable to an increase in deferred revenue of US$3.7 million and an increase in accrued expenses and other current liabilities of US$1.3 million, which was partially offset by an increase in accounts receivable of US$1.9 million and an increase in prepaid expenses and other current assets of US$0.8 million. The increase in deferred revenue was mainly attributable to the increase of our members and membership subscription fees that our members paid in advance. The increase in accrued expenses and other current liabilities was mainly attributable to (i) increase in payroll and welfare payable relating to our increased headcount and increased salaries; and (ii) increased deferred government subsidy. The increase in accounts receivable is mainly attributable for the revenues collected through third-party payment channels. The increase in prepaid expenses and other current assets is mainly attributable to the increase in commission fees we paid to third-party application stores and other payment channels for distributing our mobile application and membership subscription services.

Net cash used in operating activities amounted to US$4.1 million in 2012, which was primarily attributable to a net loss of US$3.8 million, adjusted for non-cash items of US$0.7 million and decrease of US$1.0 million in working capital. The non-cash items include US$0.6 million in share-based compensation expenses and US$0.1 million in depreciation. The decrease in working capital was attributable to increase in accrued expenses and other current liabilities of US$0.7 million and increase in prepaid expenses and other current assets of US$0.3 million.

Investing Activities

Net cash used in investing activities amounted to US$3.2 million in 2013, which was primarily attributable to our purchase of equipment.

Net cash used in investing activities amounted to US$2.0 million in 2012, which was primarily attributable to our purchase of equipment, and advance to a related party for a cost-method investment in Smartisan Technology Co., Ltd. (which was completed in April 2013) on behalf of us. See Note 5 to the consolidated financial statements and report of independent registered public accounting firm included in this prospectus for a description of the cost-method investment.

Financing Activities

Net cash provided by financing activities amounted to US$45.0 million in 2013, which was attributable to proceeds from our issuance of preferred share to investors.

Net cash provided by financing activities amounted to US$23.6 million in 2012, which was attributable to proceeds from our issuance of preferred share to investors.

Capital Expenditures

Our capital expenditures amounted to US$1.0 million and US$3.2 million in 2012 and 2013, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment. As our business expands, we may purchase new servers and other equipment in the future, as well as make leasehold improvements.

Contractual Obligations

We lease certain of our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$0.4 million and US$0.9 million during the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, future minimum commitments under non-cancelable agreements were as follows:

	Total	2014	2015	2016	2017 and thereafter
	(in US$ thousands)
Operating lease	777	605	113	59	—

Other than the operating lease shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entity and its subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries and Beijing Momo not available for distribution were $12,047 and $nil as of December 31, 2013, respectively.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses and contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. We principally derive our revenues from membership subscription services as well as offering the platform for mobile games developed by third parties, and other services, including the use of paid emoticons and mobile marketing services.

Membership Subscription. Membership subscription is a service package that enables members to enjoy additional functions and privileges. The contract periods for the membership subscription are one month, one quarter, six months and one year. All membership subscription is nonrefundable. We collect membership subscription in advance and record it as deferred revenue. Revenues are recognized ratably over the contract period for the membership subscription services.

Mobile Games. We provide game services and generate revenues from offering the platform for mobile games developed by third-party game developers. All of the games that we currently offer are developed by third-party game developers and can be accessed and played by game players directly through our mobile game platform. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We generally collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers and records revenues net of remittances. Revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and deferred until the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currencies. Purchases of in-game currencies are not refundable after they have been sold unless there are unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenues generated by a game become consistently insignificant. In our short history of providing mobile game services, we have never been required to pay cash refunds to game players or game developers in connection with a discontinued game.

Mobile game revenue recognition involves certain management judgments, such as determining who is the principal in providing game services to our users and estimating the consumption date of the in-game currencies. We concluded that game developers are the principals based on the fact that the games are primarily hosted on the game developers’ servers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, maintain the platform for game players to easily access the games and offer customer support to resolve registration, log-in, virtual currency exchange and other related issues. Therefore, we report such revenues net of predetermined revenue-sharing with the game developers.

In addition, we estimate the in-game virtual currency consumption date based on the consumption behavior of game players for each reporting period. The amount and timing of our game revenues could be materially different for any period if management made different judgments or utilized different estimates. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the user behavior pattern.

Paid Emoticons. All paid emoticons are durable with indefinite lives and each of them is effective upon purchase payment made and download completed by a user. The price of each emoticon is fixed and identifiable. The revenues are recognized ratably over the estimated usage life of the emoticon (i.e. 180 days) by the user from the date when the emoticon is downloaded.

Revenue recognition from emoticons also involves certain management judgments. We estimate the emoticons’ estimated economic life based on the historical data for the period from the first launch in 2013 to March 31, 2014, which period was generally longer than 180 days. We performed the analysis to estimate the usage life of the emoticons based on the historical attrition pattern of the usage frequency per day from the launching date to March 31, 2014, weighted by the sales amount from each selected emoticon sample during such period. We reassess the estimated life periodically. Any adjustments arising from changes in the estimate would be applied prospectively to all existing emoticons which are not fully amortized on the basis that such changes are caused by new information indicating a change in the frequency of usage pattern.

Consolidation of Consolidated Affiliated Entities

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through Beijing Momo and its subsidiary.

Beijing Momo IT, our wholly-owned PRC subsidiary, holds the power to direct the activities of Beijing Momo and its subsidiary that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of Beijing Momo and its subsidiary through a series of contractual agreements with Beijing Momo and/or their nominee shareholders, including:

•	Exclusive technology consulting and management services agreement;

•	Equity interest pledge agreement;

•	Business operation agreement;

•	Exclusive call option agreement;

•	Powers of attorney; and

Based on the advice of Han Kun Law Offices, our PRC legal counsel, we believe above contractual agreements are currently legally enforceable under PRC law and regulations.

More specifically, through these contractual agreements, we believe that the nominee shareholders of Beijing Momo do not have the direct or indirect ability to make decisions regarding the activities of Beijing Momo that could have a significant impact on the economic performance of Beijing Momo because all of the voting rights of Beijing Momo’s nominee shareholders have been contractually transferred to Beijing Momo. Therefore, we have effective control over Beijing Momo. In addition, we believe that our ability to exercise effective control, together with the exclusive technology consulting and management services agreement, exclusive call option agreement and equity interest pledge agreement, give us the rights to receive substantially all of the economic benefits from Beijing Momo. Hence, we believe that the nominee shareholders of Beijing Momo do not have the rights to receive the expected residual returns of Beijing Momo, as such rights have been transferred to Beijing Momo. We evaluated the rights we obtained through entering into these contractual agreements and concluded we have the power to direct the activities that most significantly affect Beijing Momo’s economic performance and also have the rights to receive the economic benefits of Beijing Momo that could be significant to Beijing Momo.

Accordingly, we are the primary beneficiary of Beijing Momo and have consolidated the financial results of Beijing Momo and its subsidiary in our consolidated financial statements.

The shareholders of Beijing Momo are also our shareholders, directors or officers and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of Beijing Momo were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing Beijing Momo to not pay service fees under the contractual arrangements when required to do so. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Momo and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

Uncertainties exist with respect to the application of the New EIT Law to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Risk Factors—Risks Related to Doing Business in China.”

The useful lives and impairment of property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Fair value of our ordinary shares

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•	Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any.

•	Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

•	Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation awards to non-employees as one of the inputs into determining the grant date fair value of the award and fair value as of each period end thereafter.

In determining the estimated fair value of our ordinary shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. These estimates will not be necessary to determine the fair value of our ordinary shares once our ADSs begin trading.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2012 and 2013:

Date	Class of Shares	Fair Value		Purpose of Valuation	DLOM	Discount Rate
April 12, 2012	Ordinary shares	US$	0.01	To determine potential beneficial conversion feature in connection with the issuance of Series A-1 and Series A-2 preferred shares	33.5%	40.00%

June 11, 2012	Ordinary shares	US$	0.03	To determine potential beneficial conversion feature in connection with the issuance of Series A-3 preferred shares	33.5%	38.00%

July 13, 2012	Ordinary shares	US$	0.09	To determine potential beneficial conversion feature in connection with the issuance of Series B preferred shares	33.5%	38.00%

November 1, 2012	Ordinary shares	US$	0.19	Share option grant	33.0%	35.00%

October 8, 2013	Ordinary shares	US$	0.40	To determine potential beneficial conversion feature in connection with the issuance of Series C preferred shares	20.0%	30.00%

Note:	the fair values of ordinary shares stated above were adjusted by 1:10 share split that occurred in September 2012.

In determining the fair value of our equity interest in 2012 and 2013, we used both the market approach, also known as backsolve method, and the income approach, also known as the discounted cash flow method.

The backsolve method takes into consideration of the rights and preferences of each class of equity and solves for the total equity value that is comparable with a recent transaction in our own securities, considering the rights and preferences of each class of equity. The method was used when we completed financing transactions with investors on arm’s length basis.

The discounted cash flow, or DCF method, incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The DCF method of the income approach involves applying appropriate discount rates to discount the future cash flows forecast to present value. In determining an appropriate discount rate, we have considered (i) the weighted-average cost of capital, or WACC and (ii) the rate of return expected by venture capitalists, or VCR.

Weighted Average Cost of Capital. We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of, the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability in achieving forecasted projections. In deriving the WACCs, certain publicly traded companies involving social network were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the social network, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we plans to list our shares in the United States.

VCR. According to guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” because private enterprises often seek financing from private equity investors, including venture capital firms, the venture capital arena provides an observable market for the cost of capital for privately held enterprises. The expected return from venture capitalists for investing in our company when we were in expansion stage ranges from 35% to 50%. As we progress through early stage of development towards this offering, the expected return from venture capitalists for investing in our company gradually declines when we were in bridge and IPO stage, which generally range from 25% to 35%.

After considering the WACC, VCR, the relative risk of the industry and the characteristics of our company, we used a discount rate of 40% as of the valuation dates in April 2012.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•	there will be no major changes in the current taxation law in countries in which we operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operation; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

Since our capital structure comprised convertible preferred shares and ordinary shares at each grant date, we used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of guideline companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

We also applied a discount for lack of marketability, or DLOM, ranging from 33.5 % to 20.0%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The increase in the fair value of our ordinary shares from US$0.19 per share as of November 1, 2012 to US$0.40 per share as of October 8, 2013 was primarily attributable to the following factor:

•	During this period, we experienced continuous growth in our active user base.

•	We raised additional capital by issuing Series C preferred shares at US$1.25 per share in October 2013 to certain investors.

•	We started monetization of our user base and generated revenue in the third quarter of 2013 primarily through sale of emoticons in our virtual store and our membership subscription services. In the third quarter of 2013, we negotiated online game operation agreements with mobile game developers and integrated online games with our application. Such business development reduced the uncertainties associated with our monetization and business plan. Therefore, we lowered the discount rate used in valuation of our ordinary shares from 35% as of November 1, 2012 to 30% as of October 8, 2013.

•	As we progressed towards later stage of development and this offering, the liquidity of our ordinary shares increases, resulting in a decrease of lack of marketability discount from 33% as of November 1, 2012 to 20% as of October 8, 2013.

Share-based compensation

All share-based awards to employees and non-employee, including share options and restricted shares award, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period.

The following table sets forth certain information regarding the share options granted to our employees and advisors at different dates in 2012 and 2013.

Grant Date	Category	No. of Options Grant	Exercise Price per Option		Weighted Average Fair Value per Option at the Grant Dates		Intrinsic Value per Option at the Grant Dates		Type of Valuation
November 1, 2012	Staff	9,050,000	US$	0.03	US$	0.16	US$	0.16	Retrospective
November 1, 2012	Non-employee	100,000	US$	0.03	US$	0.16	US$	0.16	Retrospective
October 10, 2013	Staff	8,580,000	US$	0.14	US$	0.29	US$	0.26	Retrospective
October 10, 2013	Management	5,500,000	US$	0.14	US$	0.30	US$	0.26	Retrospective

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	November 1, 2012	October 10, 2013
Risk-free interest rate	2.31%	3.09%
Contractual term (number of years)	10	10
Expected volatility	61.70%	54.40%
Expected dividend yield	0.00%	0.00%

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates, or ASU, do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after

December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity ‘s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In January 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures concerning discontinued operations and disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting. The amendments in this ASU are effective prospectively for reporting periods beginning on or after December 15, 2014, with early adoption permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Our net revenues, as denominated in RMB, was RMB19.2 million in 2013. Assuming that we convert the full amount of our net revenues in 2013 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.1479 to US$1.00, which was the average RMB to U.S. dollars exchange rate in 2013, to a rate of RMB6.7627 to US$1.00, will result in a decrease of US$0.3 million in our net revenues in 2013. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.1479 to US$1.00 to a rate of RMB5.5331 to US$1.00, will result in an increase of US$0.3 million in our net revenues in 2013.

Our net loss, as denominated in RMB, was RMB51.7 million in 2013. Assuming that we convert the full amount of our net loss in 2013 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.1479 to US$1.00 to a rate of RMB6.7627 to US$1.00, will result in a decrease of US$0.8 million in our net loss in 2013. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.1479 to US$1.00 to a rate of RMB5.5331 to US$1.00, will result in an increase of US$0.9 million in our net loss in 2013.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$3 thousand and US$32 thousand in 2012 and 2013, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

INDUSTRY

Global Mobile Internet Market

The global mobile internet industry has witnessed rapid growth with the continuous enhancement of internet infrastructure, proliferation of mobile devices and advancement in wireless technology. According to eMarketer, global mobile internet users totaled 1.9 billion in 2013, representing a CAGR of 29.3% over 1.2 billion in 2011, and are expected to reach 3.0 billion in 2017.

Global mobile internet users

(in billions)

Source: eMarketer, June 2014

China Mobile Internet Market

Similar to the global market, the mobile internet population in China has also grown substantially. According to eMarketer, the number of mobile internet users in China grew from 375.6 million in 2011 to 556.1 million in 2013, representing a CAGR of 21.7%, and is expected to further increase to 712.4 million in 2017.

China mobile internet users

(in millions)

Source: eMarketer, June 2014

The rising popularity of smartphones is expected to fuel the growth of mobile internet usage in China. According to Analysys, smartphone shipments in China are expected to reach 592.5 million in 2017, rising from 343.1 million in 2013, representing a CAGR of 14.6%. The increasing affordability of new smartphone models is a key contributing factor to the rapid growth of the smartphone market in China. According to Analysys, smartphones sold for below RMB700 accounted only for approximately 10% of all smartphones sales in China in 2012, whereas in 2017, it is expected that approximately 40% of total smartphone sales in China will be below RMB700.

Mobile Social Networking in China

Evolution of mobile social networking in China

Mobile social networking applications refer to social networking applications that are downloaded and installed on mobile devices. Mobile social networking in China has undergone three stages of evolution:

Stage one: social networking migrating from PC to mobile (2003-2011)

The launch of Mobile QQ in 2003 initiated the emergence of mobile social networking applications in China. During this period, mobile social networking applications were simple extensions of PC-based social networks and services onto mobile devices. For instance, Mobile QQ users were generally original desktop QQ users who wanted to keep connected with their QQ friends on mobile devices. Simple text messages and pictures were the main communication formats.

Stage two: social services integrating enhanced mobile features (2011-2012)

A number of social networking applications started to integrate some enhanced features of mobile devices, such as cameras and speakers, to perform specific social functions. Content exchanged on mobile social networking applications became more diverse in terms of formats. This stage witnessed the success of mobile Weibo and the emergence of Weixin.

Stage three: the rise of new social networking applications exclusively on mobile devices (2012-present)

With the further development of the mobile internet, new social networking applications that are exclusively available on mobile devices became popular. For instance, mobile location-based services gained strong momentum, which led to the fast growth of social networking applications, such as Momo, that connect users with each other. Innovative and popular mobile applications that have attracted a large user base have evolved into widely recognized social networking platforms with a variety of features and functionalities for users, customers and platform partners.

Mobile social instant messaging in China

Mobile social instant messaging, or mobile social IM, applications integrate both social networking and instant messaging functions via mobile internet.

Mobile social IM is the most popular activity among mobile internet users in China. According to Analysys, mobile social IM applications ranked the highest among all mobile applications in China in terms of installations and activations in the first quarter of 2014. The total number of registered accounts on mobile social IM applications in China reached 1.7 billion as of 2013, and is expected to reach 3.7 billion in 2017.

According to Analysys, Mobile QQ, Weixin and Momo ranked as the top three mobile social IM applications in China in terms of MAUs, average DAUs, number of activations and total length of usage in March 2014.

Monetization Models of Mobile Social Networking Platforms in China

In China, mobile games and mobile marketing are common monetization methods for mobile-based social networking platforms.

China mobile game market

Unlike console and PC games, mobile games can be played anytime and anywhere. Mobile games typically monetize through the in-game purchase of virtual items. According to Analysys, the mobile game market in China has expanded rapidly and reached a total market size of RMB13.9 billion (US$2.3 billion) in 2013 and is expected to further grow at a CAGR of 39.6% to RMB52.8 billion (US$8.7 billion) in 2017.

China mobile game market size

(RMB in billions)

Source: Analysys, June 2014

Mobile games in China have begun to integrate with and benefit from synergies with mobile social networking platforms. Mobile social networking platforms are natural marketing and distribution channels for mobile games, able to direct to them large and stable user traffic and facilitate healthy growth by providing high quality game operating environment. In addition, mobile social networking platforms enhance player interaction and improve player stickiness through social functions such as player rankings, competitions, and in-game virtual item exchanges. On the other hand, mobile games help mobile social networking platforms attract and retain users, increase user engagement, enrich platform content, enhance user stickiness, and accelerate the monetization.

China mobile marketing market

Mobile marketing market in China has experienced rapid growth in recent years. According to Analysys, the size of the mobile marketing market in China reached RMB13.4 billion (US$2.2 billion) in 2013, and is expected to further grow at a CAGR of 69.5% to RMB110.8 billion (US$18.3 billion) in 2017.

China mobile marketing market size

(RMB in billions)

Source: Analysys, June 2014.

Mobile social networking platforms are rapidly changing the landscape of mobile marketing. The advantages of mobile social networking platforms are increasingly valued by advertisers. At any given moment, tens of millions of texts, pictures, videos, comments, web links and geographic locations are generated and shared on mobile social networking platforms. These data are accumulated and analyzed in order to improve the efficacy of advertising placements. Location-based services and interest-based socializing, in particular, allow mobile marketing customers to target more specific audiences or geographic regions. In addition, mobile social networking platforms transform mobile marketing from passive dissemination to active promotion. The interaction among mobile social networking platform users improves advertising effectiveness, giving platforms such as Weixin and Momo significant advantages. In addition, close personal relationships and frequent communications on these platforms make it possible to improve the efficiency of mobile marketing.

BUSINESS

Overview

Momo connects people in a personal and lively way.

Momo is a revolutionary mobile-based social networking platform. We enable users to establish and expand social relationships based on location and interests. Our platform is comprised of our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. We have established Momo as one of China’s leading mobile social networking platforms in less than three years since our inception.

Momo has become an integral part of the daily lives of many people in China, where the increasing proliferation of smartphones and network enhancement allow more people to be connected anytime and anywhere. With powerful and precise location-based features, we enable our users to connect with each other and expand relationships from online to offline, thereby making their social networking experience more real, personal and multi-dimensional.

We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on our platform.

Our user base has grown rapidly since we launched Momo in July 2011, as evidenced by the following:

•	We had 116.0 million registered users as of March 31, 2014, representing an increase of 259.1% from March 31, 2013.

•	Our MAUs reached 42.7 million in March 2014, representing an increase of 224.8% from March 2013.

•	Our average DAUs reached 16.9 million in March 2014, representing an increase of 261.6% from March 2013.

•	We had 1.5 million members the first quarter of 2014, an increase from 0.4 million in the third quarter of 2013.

•	Our users sent a daily average of 454.3 million one-to-one messages, representing a daily average of 27 one-to-one messages per DAU, in March 2014; 57.6% of these messages were exchanged among people who had already followed each other.

Our large, growing and engaged user base creates a powerful network effect and a high barrier to entry.

Amid the fast evolving mobile internet market in China, we have focused on building and growing our user base and improving user experience. Our Momo mobile application is free of charge. We began to generate revenues in July 2013 from our membership subscription package, which provides members with additional functions and privileges. We generated 89.7% of our net revenues from membership subscription fees in 2013. We also began to generate revenues from mobile games, paid emoticons and mobile marketing services in the second half of 2013. We believe our large, engaged user base makes Momo attractive to mobile marketing customers and platform partners. Our revenues nearly tripled from US$0.8 million in the third quarter of 2013 to US$2.3 million in the fourth quarter of 2013. We had net losses of US$3.8 million and US$9.3 million in 2012 and 2013, respectively.

Our Strengths

We believe our success to date is largely attributable to the following key competitive strengths:

A leading mobile-based social networking platform in China

We are a leading mobile-based social networking platform in China. According to Analysys, Momo ranked No. 3 among all mobile social IM applications in China in March 2014, immediately after Mobile QQ and Weixin, in terms of MAUs, average DAUs, the number of activations and total length of usage.

Since we launched Momo three years ago, we have rapidly amassed a large user base in China primarily through organic growth. As of March 31, 2014, our registered users reached 116.0 million. In March 2014, our MAUs reached 42.7 million, an increase of 224.8% from March 2013; and our average DAUs reached 16.9 million, an increase of 261.6% from March 2013.

We believe that our large and highly engaged user base is an important business driver as it forms a large community in which our users can establish and expand social relationships based on location and interest. Our large user community provides a more captivating user experience, increases user stickiness and, in turn, attracts new users. In addition, our large and highly engaged user base provides us valuable data and feedback that enable us to fine-tune our services to better anticipate and meet the diverse social networking needs of our users, which further increases user stickiness and strengthens our leading market position. As a result, we believe that our large and highly engaged user base creates a high barrier to entry and allows us to compete effectively, continue to strengthen our brand and attract more users, customers and platform partners.

Innovative location-based social networking platform

We believe we are a pioneer in the location-based mobile social networking market in China. Through our proprietary technologies, our platform enables users to develop location-based online social relationships that they can then choose to further develop into offline relationships. In March 2014, our users on average refreshed their own Nearby People lists 122.7 million times every day.

Our Momo mobile application presents to users a curated list of nearby users, featuring pictures, proximity, last log-in time, and other detailed profile information on their personal page, such as gender, age, horoscope, occupation and interests. Our users can customize these lists by viewing nearby people with specific attributes. The detailed location and personal information allows users to discover nearby users whom they are interested in connecting or share similar interests with. Our application can precisely locate users in units of five meters. Users can contact each other via messaging or other communication tools on our platform to effectively develop new relationships.

Momo users can also create or participate in location-based groups, which are generally established around a certain point of interest, or POI. POIs include residential complexes, educational institutions, and commercial buildings, which are popular focal points for establishing and maintaining social relationships. Our location-based groups covered over 240,000 residential complexes, 64,000 educational institutions, and 64,000 commercial buildings in China as of March 31, 2014. In these groups, users are able to interact with people nearby who share similar interests, making it easier for them to extend online interactions offline. We limit the size of each group to 100 users in order to foster closer communities with higher user engagement and more interactions. To cultivate offline social interactions among Momo users, our application features nearby offline events, such as concerts, plays and museum exhibits, where our users can gather and mingle.

High user engagement powered by a variety of functionalities

Our large and organically growing user base, coupled with our high user engagement, has formed a strong network effect. Our users sent a daily average of 454.3 million one-to-one messages in March 2014, 57.6% of which were exchanged among people who had already followed each other.

Our location-based groups have expanded significantly. Our users have formed over 2.4 million groups based on various locations and interests as of March 31, 2014. Our monthly active location-based groups have grown from 0.2 million in March 2013 to 1.2 million in March 2014. Users in our location-based groups are highly engaged because these groups are typically interest-focused. Users located in nearby neighborhoods and who share the same interests are more likely to interact with each other. An average of 150.9 million messages in location-based groups were sent every day in March 2014. Our location-based groups have been increasingly used, as 28.6% of our MAUs in March 2014 have joined at least one group, up from 15.1% in March 2013.

In addition to Nearby Users and Groups, our application also features Message Board, Topics and Nearby Events, all of which enhance user stickiness by providing more contents for users to interact with each other based on location and interests. To further enhance user stickiness, we also offer mobile games on our platform.

Superior user experience supported by strong technology capabilities

We are focused on providing a superior user experience. We believe we are at the forefront of social mobile service development and technological application. Our platform is built on technologies that can process and analyze bulk data generated by millions of users instantaneously. Our big data analytical capabilities enable us to develop an in-depth understanding of our users and categorize users based on their social preferences and behavioral patterns. Leveraging our analysis of user behavior data, as well as our social interest graph recommendation engine, we have developed a tiering system for our users whereby each user is assigned a score based primarily on his or her behavioral patterns, profile creditability, degree of engagement, and quality of interactions with other users. By classifying our users in this fashion, we can connect users to each other based on their social preferences and needs and increase the likelihood of establishing a new relationship. By doing so, we are able to foster a healthier ecosystem and encourage mutual respect and trust within Momo communities.

We have rich experience in developing location-based mobile services. Our technology enables more precise location identification and the implementation of various other innovative location-based functions on our platform. Our proprietary networking protocols ensure fast, reliable, and stable mobile communications under different network environments and across different mobile devices. Our proprietary scalable distributed storage system reduces our storage costs and enhances stability for our large user base. Our technological expertise and experience allow us to quickly identify, anticipate and address the needs of our users, and will enable us to continue to introduce new features to enhance user experience and increase user stickiness.

Visionary and experienced management team

Our senior management team has strong passion and vision in the mobile internet industry. The team possesses extensive experience in China’s internet industry and a deep understanding of China’s young population. Many of our senior management have experience in working at renowned internet companies, where they have accumulated strong execution and management capabilities. We have developed a cohesive and vibrant corporate culture that inspires and encourages innovation, which we believe helps us to attract, retain and motivate an aspiring team to drive our fast growth. Under the leadership of our senior management team, we have developed strong execution capabilities which have enabled us to grow to our current scale and to achieve the market leadership in a short period of time.

Our Strategies

We believe that we have a significant opportunity to further enhance the value we deliver to our users, customers and platform partners. We plan to execute the following growth strategies:

Expand our user community

The most critical element in our growth strategy is to rapidly expand our user community. China has the world’s largest smartphone population and is currently our biggest market. We plan to further increase our market share in China by, among other things, increasing our penetration among users across different age groups.

We will continue to build our presence among Chinese speaking populations around the world and seek to foster a broader and more engaged user community. We also plan to launch a new mobile application designed to attract English speakers.

Enhance our user experience

User engagement is instrumental to the growth of our business. We seek to provide the most captivating user experience to increase user engagement and build a more trustworthy, dynamic and healthy social networking ecosystem.

We will focus on building tools for data analytics and analyzing user behavior patterns and level of engagement. We plan to further fine tune our user tiering system, expand communication channels among users, and promote more interactions among Momo users. In addition, we will continue optimizing our service features and functions to allow more users to communicate via Momo and discover its unique service features that can then expand their social relationships.

We believe new generations of mobile devices will build in more multimedia features. We plan to work with more content providers to diversify the entertainment options on our platform, including online music, books and videos. This greater variety of content will provide a more integrated and engaging mobile social platform to enrich the interaction among our users.

Increase monetization capabilities

We plan to increase revenues generated through membership subscription fees by offering more premium services to our frequent users and new functionalities accessible by members only. We will also develop a loyalty program that provides membership packages with special privileges to different tiers of members, which we believe can enhance user stickiness and membership conversion. In addition, we intend to furnish more online to offline services to our members by partnering with local businesses to offer promotions, such as shopping reward points, movie coupons and food vouchers. We believe that expanding offerings available exclusively to members will encourage more users to subscribe to our membership services.

We plan to partner with third-party game developers and to develop games in-house in order to offer more games tailored to our platform, which we believe will not only increase the interactions among users and communication within groups, but also broaden our revenue sources.

We will continue to build our mobile marketing business. Leveraging on our unique location-based services and technologies, as well as our big data analytical capabilities, we can connect our users with local merchants by distributing more local lifestyle, shopping and entertainment information to our users. In addition, we plan to develop more innovative and native advertising and comprehensive mobile marketing solutions for our mobile marketing customers.

Pursue strategic partnerships and acquisitions

We plan to continue to strengthen our relationships with platform partners through joint development arrangements, co-branding initiatives and marketing campaigns. We intend to selectively seek strategic opportunities, including investments in and acquisitions of complementary technologies, in order to expand our services in light of evolving technologies as well as changing user and customer demands.

The Momo Platform

Our Momo platform is comprised of our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. The Momo mobile application, which is available on Android, iOS and Windows platforms, enables users to establish and expand their social relationships based on locations and interests. Momo offers a personal and lively way for users to discover people nearby, and we facilitate the connecting, communicating, interacting, and content sharing with others. Momo features various location and interest-based features, such as Nearby Users, Groups, Message

Board, Topics and Nearby Events, multi-media instant messaging tools, as well as popular mobile games. Our various functions are connected with each other. For example, our Nearby People function features links to nearby Groups and Nearby Events.

User Profile. This function allows users to share basic personal information and interests and encourage interactions. To begin the Momo experience, after downloading and installing the application, each user is asked to fill out a profile featuring pictures and detailed personal information, such as name, age, horoscope, occupation, employer, school, relationship status, date of registration with Momo, groups and topics joined, interests, accounts at other social network applications, frequent places of appearance and a personal note. Members can also post a voice recording as part of their profile. The profile page also contains a link to a chronologically arranged display of status updates, blogs and pictures posted by the user, allowing the user to share his or her experience and interest.

To further improve user experience, we have developed a tiering system whereby each user is assigned one of six scores based primarily on his or her behavioral patterns, profile credibility, degree of engagement, and quality of interactions with other users. Each user can monitor the score on his or her profile page. A user can generally improve his or her tiering score by demonstrating a pattern of wholesome social behavioral, a credible social profile, active engagement and high quality interactions with other users.

Nearby People. This function allows users to find out the approximate distance from each other in real time and is the primary tool through which users can establish and expand their social relationships. In March 2014, our users on average refreshed their own Nearby People lists 122.7 million times every day.

Once our Momo mobile application is launched on a smartphone, the default page presents a curated list of nearby users with their profile pictures, distance from the nearby users and the time they last checked-in on Momo prominently displayed. The list of nearby people is by default ordered by proximity to the application users. All users can customize the list by viewing nearby people by gender and a specific period of time within which the nearby people last checked in. Users can initiate contact with nearby users by sending greeting messages and selecting to follow their accounts in order to receive notifications on their status updates. A user who receives a greeting message may then reply and choose to become a Momo friend of the initiator by also following such user. Users can adjust their privacy settings to avoid being seen by strangers or to appear invisible. Our application also allows users to block other users and report inappropriate behaviors. Our members may further filter the list of nearby users by age group, occupation, horoscope and whether the nearby person has linked his or her Momo account with other popular social network applications.

We enhance user stickiness by providing a comprehensive suite of push notifications, which include status updates, greetings from nearby users, chat messages and location of Momo friends. Our application will also notify users when their Momo friends come within close proximity. We also keep users up-to-date on the latest postings in their groups, as well as groups that their Momo friends have joined.

Groups. Our application allows users to create and participate in location-based groups across POIs (residential complexes, educational institutions and commercial buildings). Participation in location-based groups has been increasing among our users, as 28.6% of our MAUs in March 2014 have joined at least one group, up from 15.1% in March 2013. Location-based groups are generally established around a certain topic of interest. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos and exchange messages. An average of 150.9 million messages in location-based groups were sent every day in March 2014.

Our users can create groups by first selecting a specific location around which the group is centered, which must be associated with a specific residential complex, educational institution or commercial building, and second, selecting a topic of interest for the group. For example, a user can create a group for students at Peking University who are interested in photography. We limit the size of each group to 100 users in order to foster a closer, more engaged and interactive community. The maximum size of a particular group is determined by whether the group’s creator is a member and the activity level of the group, such as the frequency of messaging among users. Our application displays nearby groups created by users as ranked by proximity. A user must apply to join a nearby group, and membership admission is determined by the creator and managers of the group. In addition to our default distance-based listing of nearby groups, users are also able to search for groups using keywords.

Users can propose and organize offline events for the location-based groups. A separate page will be created for an event containing information about the activity such as type, venue and time, based on which group members can decide whether to join the event and confirm attendance. A list of confirmed attendees will be shown on the activity page as well.

To enhance the synergies between our social functions and our mobile games, we have established groups for our mobile games players called Player Unions. Our Player Unions provide users with increased opportunities to interact and foster closer social relationships.

Topics. Our Topics is another feature aimed at enabling users to discover other users with common interests. Our Topics present popular themes of interest to all users. Users who have joined a certain Topic, such as Fitness or Pets, can post threads and interact with other users by replying to the threads. Users can view other users who have joined the same Topic, in the order of proximity. We also recommend popular Topics and threads to users based on their profiles. Users can also search for Topics that most interest them.

Topics are created by us based on user feedback. Daily management of a Topic is delegated to the Topics host, who is responsible for selecting priority postings, and monitoring posted content for inappropriate, off-topic or unlawful materials.

Message Board. An important entry point for users to interact with all other users nearby is our Message Board function. Our Message Board contains status updates, micro-blogs and photos posted by nearby users, facilitating connections between people in the same neighborhoods and among Momo friends. Users can comment on the postings made by others, which are arranged by proximity. Our Message Board function has proven to be an effective means of stimulating interaction and creating social relationships among our users.

Nearby Events. To facilitate offline interaction between our users and to promote our brand, we publicize events taking place in various Chinese cities close to our users, such as concerts, seminars, sport events, plays and exhibitions. Over 900,000 users expressed interest in participating in our Nearby Events in March 2014.

We cooperate with leading event promoters and ticketing platforms in China to upload information about popular events onto Momo. Moreover, event hosts can open a Momo account and promote their events on our platform by submitting a description of the event to us. Once we approve an event submission, it will appear on our Nearby Events page. For highly popular events, our sales team will actively seek to partner with the hosts in order to promote our brand and potentially explore monetization opportunities. For example, we have partnered with the Strawberry Music Festival, a rock ’n’ roll phenomenon among China’s youth since 2013.

Our users can search and filter events by date, type, distance, popularity and number of attendees. Our users can sign up for the events and view other people who have expressed interest in attending, to whom they may send invitations to attend the event together. After a user has signed up for an event, it is added to his/her Momo event calendar in our application.

Location Roaming. To enrich our service features and make our platform more fun for our users, we introduced the location roaming function, through which users can view other Momo users in a randomly selected city around the world. For our members, our roaming function further allows them to actively select any location around the world and view a curated list of Momo users according to selected criteria. This function also allows travelers to get to know friends in a particular destination in advance.

Instant Messaging. Our application also provides instant messaging function, with which users can send text, emoticons, voice recordings, pictures and video messages to other users. Many of our fun and trendy emoticons are inspired by characters in popular culture. One of the key features of our instant messaging function is that the dialogue window presents the distance between the two parties in real time. Senders can see whether their messages have been delivered to or read by the recipient. Our instant messaging feature also allows users to turn voice messages into text, share their location information and engage in multi-person group chats. Users can sync their chat histories with multiple devices. We have also embedded third-party applications in order to facilitate more interaction between our users.

Mobile Games

Our application offers games developed by third-party developers and customized for our platform and user profile. Games on our platform are designed with a variety of themes, cultural characteristics and features to appeal to different segments of the game player community. The games on our platform have rich social features and are developed to be enjoyed, shared and played among Momo friends. Our users typically log into and play our games with their Momo accounts. For example, in our popular mobile game Momo Craft ( ), players compete with other Momo users for domination of castles in a fictitious kingdom. Such social features contribute to the high player stickiness of our mobile games.

Monetization Opportunities

We started monetization in July 2013. We currently generate revenues primarily from membership subscription fees, mobile games and other services. Because we started to monetize from the third quarter of 2013 only, we cannot confirm or otherwise describe the seasonality of our business as a result of this very short history of monetization.

Membership Subscription

We provide enhanced membership privileges to users who subscribe to our membership package by paying membership fees. Enhanced privileges include VIP logos, advanced search options, discounts in our emoticon store, higher limits on the maximum number of users group and the number of users that the member can follow, the ability to add a 60 second voice recording to the profile page, to search for Momo users anywhere in the world using our location roaming services, to see a list of recent visitors to their profile page and to appear invisible to specific users. We offer four membership subscription packages to our users, priced at RMB12 (US$2) per month, RMB30 (US$5) per three months, RMB60 (US$10) per six months and RMB108 (US$18) per year, respectively. We offer diverse payment options for users to pay membership subscription fees, including third-party online channels, such as Apple App Store and Alipay, as well as through mobile phone payment channels, including prepaid cell-phone recharge cards. We intend to continue exploring different ways to expand our members-only offerings so as to better serve our members and attract a larger membership base.

Mobile Games

As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users and communication within groups, but also broaden our revenue sources. Such games may be developed by third parties, where we share revenues generated by in-game purchases of virtual items with such developers, or developed in-house.

Other Services

Our other services include paid emoticons and mobile marketing services. Our virtual store currently features free and paid stylish and trendy emoticons designed in-house and by third-parties, many of which are inspired by characters in popular culture. We also design customized emoticons for nearby activities that are being promoted on our platform, for our mobile marketing service customers, as well as emoticons for users living in specific geographical areas. We seek to provide mobile marketing solutions to enable our customers and platform partners to promote their brands and conduct effective marketing activities on our platform. Our mobile marketing services currently include banner ads placement for our customers. Leveraging our rich user data, our services allow customers to market precisely to their targeted audience. Customers have the ability to improve the relevance of their marketing based on users’ social interest graphs, a collection of data that we create for each user that draws upon a variety of factors, including demographics, social relationships and interests.

Technology

Our proprietary networking protocols ensure fast, reliable and stable mobile communications under different network environments in China. Our architecture focus on providing consistent user experience across different mobile devices, operating systems and network environments, which is particularly necessary in China given the wide variety of choices of mobile devices, operating systems and mobile networks.

Social Interest Graph Recommendation Engine

We have developed a comprehensive database of user social interests from the activities on our platform. We create a social interest profile for each user account based on user actions, such as group and topics memberships, social relationships, as well as demographic data such as age, gender and location. Based on these social interest profiles, our recommendation engine allows us to push content to Momo users who are more likely to find such content interesting and relevant. We believe that social context can improve the relevance of advertisements and make them a more integral part of the user experience, rather than an interruption of it. Therefore, we are continually refining our recommendation engine to improve the relevance of information we push to users.

Leveraging on our social interest graph recommendation engine and our analysis of user behavior data, we have developed a tiering system whereby each user is assigned one of six scores based on his or her behavioral patterns. Each user can monitor his or her tiering system score on our application. Using such a tiering system, we aim to enable users to connect with each other and maintain relationships based on their mutual social preferences and needs, thereby increasing the likelihood of establishing a new relationship and strengthening existing relationships. We use our tiering system to foster a healthy ecosystem and to deter harassment and other undesirable behaviors on our platform.

Scalable Distributed Storage

Our proprietary model optimizes and facilitates cost-effective data storage by building memory on solid state drives. This distributed storage model allows us to efficiently and securely manage a large amount of data while storing data on servers that are easily scalable.

Service Oriented Architecture

Our platform adopts service-oriented architecture that allows efficient software development and frequent upgrading of our services. Our platform is built on technologies that can facilitate cost-effective learning and joint research and development across different coding languages.

Precision in Locating Users

Location is a key attribute of our social networking platform. Our rich experience in location-based technology has allowed us to develop technology capable of precisely locating static or mobile users within units of five meters horizontally. We believe our ability to locate users with this precision is unique in our industry.

Content Management and Monitoring

As of the date of this prospectus, we have a dedicated team of over 100 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platform and the data being transmitted on a real-time basis around-the-clock. We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Additionally, Momo users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

Our corporate policy requires a user to accept our terms of use during the registration process before becoming a Momo user. In the user agreement, the user makes certain acknowledgments and covenants, including, among others, (i) the user is solely responsible for the authenticity, legality, harmlessness and relevancy of all information submitted for registration purpose or delivered to other users, (ii) the user is not impersonating other people or spreading information in the name of others, (iii) the user alone is responsible for any losses or injuries arising from or caused by the content on our platform and (iv) the user agrees to indemnify us for our losses or injuries arising from or caused by the activities of or content generated by the user.

Branding and Marketing

Since our inception, our user base has grown primarily by word-of-mouth which has enabled us to build our brand with relatively low marketing costs. We historically have focused our branding and marketing efforts on online promotions via popular search engines and third-party application stores.

We recently diversified our marketing efforts by sponsoring offline events that are popular among the young generation, such as the Strawberry Music Festival in China, as well as placing the outdoor ads in subways, bus stops and taxis in various major Chinese cities. We also launched a series of brand promotional videos titled “I Am One of Momo” in the form of tastefully cinematographed micro-films starring trendy Momo users in a variety of modern professions.

Customer Service

As of the date of this prospectus, we have a dedicated team of over 30 customer service personnel in our customer service center in Chengdu, China, who support our members and mobile game players. Our dedicated customer service team is well-trained on our membership services and mobile games functionalities. For our users who subscribed to our membership services, our customer service personnel provide around-the-clock support through a members-only toll-free phone number and other online communication channels. Our customer service team helps our members with issues they encounter on our mobile platform, gathers feedback on how to improve our services and receives member complaints and suggestions. Our customer service team also addresses issues that our mobile game players encounter and gathers player feedback on the functionality and popularity of the mobile games we offer.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 11 trademarks and applied for

6 trademarks with the Trademark Office of the State Administration For Industry & Commerce of the PRC. We have registered 8 software copyrights and 20 copyrights with the PRC National Copyright Administration and applied for 9 software copyrights and 10 copyrights with the PRC National Copyright Administration. We have also registered four domain names, including immomo.com, wemomo.com, immomogame.com, and momocdn.com.

Competition

As a mobile social networking platform, we are subject to intense competition from providers of similar services as well as potential new types of online services, including interest-based social products. These services include various mobile applications, such as Weixin and Mobile QQ.

Our competitors may have substantially more cash, traffic, technical and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets from customers. We believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, market acceptance of our mobile marketing services, our marketing and selling efforts, and the strength and reputation of our brand. See “Risk Factors—Risks Related to Our Business and Industry—The market in which we participate is fragmented and highly competitive. If we are unable to compete effectively for users or cannot maintain our user engagement, our business and operating results may be materially and adversely affected.” We also experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Risk Factors—Risks Related to Our Business and Industry—The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.”

Employees

We had 76 and 209 employees as of December 31, 2012 and 2013, respectively. As of March 31, 2014, we had 249 employees, including 218 employees in Beijing and 31 employees in Chengdu. The following table sets forth the numbers of our employees categorized by function as of March 31, 2014.

As of March 31, 2014
Function:
Operations	31
Service development	116
General administration and human resources	35
Sales, customer service and marketing	67

Total	249

In addition to our full-time employees, we used 116 contract workers dispatched to us by staffing agencies as of March 31, 2014. These contract workers are primarily responsible for content management and monitoring and for customer service.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our management and service development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment, provided that we pay compensation equal to 50% of the employee’s salary during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

Our headquarters and our principal service development facilities are located in Beijing. We have leased an aggregate of approximately 9,600 square meters of office space in Beijing and Chengdu as of March 31, 2014. These leases vary in duration from two to three years.

The servers that we use to provide our services are primarily maintained at various third-party internet data centers in Beijing and Tianjin.

Insurance

We do not maintain property insurance, business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Corporate Laws and Industry Catalog Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005 and 2013, respectively. The Company Law is applicable to our PRC subsidiary and consolidated affiliated entity and its subsidiary unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001 and 2014.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog amended in 2011, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Momo, which is owned by PRC citizens. Beijing Momo is controlled by Beijing Momo IT through a series of contractual arrangements. Beijing Momo holds an internet content provider, or ICP, license to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective Catalog.

Beijing Momo IT is currently engaged in the business of software development, which is an industry in which foreign investment is “encouraged” under the currently effective Catalog.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunication activities in China. The telecommunications industry in China is governed by a licensing system based on the classifications of the telecommunications services set forth under the Telecommunications Regulations.

The Ministry of Industry and Information Technology, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and licenses granted by the Ministry of

Industry and Information Technology or its provincial-level communications administrative bureaus. According to the Catalog of Classification of Telecommunications Businesses effective in April 2003, provision of information services through the internet, such as the operation of our immomo.com.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiary. The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from January 30, 2012, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business as well.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an internet content provider, or ICP, license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Beijing Momo, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the General Administration of Press and Publication and the Ministry of Industry and Information Technology on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an internet information service provider to select, edit and process content or programs and to make such content or programs available on the internet for the public to read, use and download shall constitute an internet publication. The provision of online games is deemed an internet publication activity and therefore, an online game operator shall obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC. As of the date of this prospectus, we have not yet obtained an Internet Publishing License, and are in the process of preparing the application documents.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guidance Catalog, the Internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the Ministry of Culture issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim

Provisions, effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “Internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of operating Internet cultural products and related services is subject to the approval of the Ministry of Culture or its provincial counterpart.

On June 3, 2010, the Ministry of Culture promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license.

In addition, Online Game Business Operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (i) setting compulsory matters in the online games without game users’ consent; (ii) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (iii) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of the date of this prospectus, two of the four online games we offer have completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

On September 28, 2009, the General Administration of Press and Publication, the National Copyright Administration and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Provisions of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-examination and approval of Online Games and the Approval and Examination of Imported Online Games, or the GAPP Notice. The GAPP Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game platforms that are ultimately controlled or owned by foreign companies. The GAPP Notice reiterates that the General Administration of Press and Publication is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the General Administration of Press and Publication. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities. Beijing Momo, as an ICP license holder, is subject to these measures.

Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. As an ICP license holder, Beijing Momo is subject to the laws and regulations relating to information security.

In August 2013, the MOC issued the Administration Measures on Content Review by Internet Culture Operating Entities, or the Content Review Measures, which became effective on December 1, 2013. According to the Content Review Measures, an internet culture operating entity shall censor and review its products and services to be provided to the public to ensure that such products and services do not contain any content prohibited by law, and the censor record shall be kept for at least two years. Internet culture operating entities shall adopt technical measures to conduct real-time censor over the products and services, set up internal content control department and establish content control policies. If the internet culture operating entity identifies any illegal content, it shall immediately suspend the products or services containing such content and preserve relevant record, and, in the event that such illegal content might lead to material issues, report to provincial branch of MOC.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, the Ministry of Education, the Ministry of Public Security and the Ministry of Industry and Information Technology, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed

“unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on August 3, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Industry and Information Technology may levy fines, confiscate its income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the Ministry of Industry and Information Technology or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology. Our ICP license will expire in February 2017 and we will renew such license prior to its expiration date.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.

Regulations Relating to Taxation

Up until December 31, 2007, our PRC subsidiary and consolidated affiliated entity and its subsidiary were subject to PRC enterprise income tax at the statutory rate of 33% on their PRC taxable income.

In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In accordance with the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date when the equity transfer agreement was made. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of Circular 698. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. We currently pay the pilot VAT instead of business taxes for our advertising activities, and for any other parts of our business that are deemed by the local tax authorities to belong to the applicable industries.

Regulations Relating to Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have been licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of May 31, 2014, we had registered copyrights on eight software programs in China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of May 31, 2014, we had 11 registered trademarks and had 6 trademark applications in China.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as the sale or purchase of goods, are not subject to PRC governmental approvals. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

In August 2008, SAFE issued a circular on the conversion of foreign currency into Renminbi by a foreign-invested company that regulates how the converted Renminbi may be used. The circular requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi registered capital of foreign-invested enterprises converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Furthermore, SAFE promulgated a circular in November 2010, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Violations may result in severe penalties, such as heavy fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance effective in 2004, as amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. These reserve funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We have completed the foreign exchange registration of PRC resident shareholders of Mr. Yan Tang, Mr. Yong Li, Mr. Xiaoliang Lei and Mr. Zhiwei Li for our financings and share transfer that were completed before March 31, 2014.

M&A Rule and Overseas Listing

In August 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of this offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities.

However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC’s approval for this offering or if CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

SAFE Regulations on Employee Share Options

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. Following the completion of this offering, we intend to file registration with the local SAFE bureau for our employees who are PRC residents and have been granted shares or share options under our 2012 Plan and follow other procedures set forth in Circular 7 and other applicable regulations. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. Compliance with PRC regulations on employee incentive plans has not had, and we believe will not in the future have, any material adverse effect on the implementation of our 2012 Plan.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yan Tang	35	Director and Chief Executive Officer
Yong Li	40	Director
Sichuan Zhang	30	Director and President of U.S. operations
David Ying Zhang	41	Director
Hongping Zhang	50	Director
Yongming Wu	39	Director
Ho Kee Harry Man	38	Director
Neil Nanpeng Shen	46	Director
Feng Yu	50	Director
Xiaoliang Lei	31	Co-president
Jingping Zhang	39	Co-president
Zhiwei Li	28	Chief Technology Officer
Jonathan Xiaosong Zhang	50	Chief Financial Officer
Li Wang	31	Chief Operating Officer

Mr. Yan Tang is our co-founder and has served as our director and chief executive officer since our inception in July 2011. Prior to founding our company, from 2003 to 2011, Mr. Tang worked at NetEase, Inc. (NASDAQ: NTES), or NetEase, initially as editor and later editor-in-chief. Mr. Tang received his bachelor’s of science degree from Chengdu University of Technology in China in 2000.

Mr. Yong Li is our co-founder and has been our director since April 2012. Mr. Li founded Fenbi Inc. (Cayman), a provider of online education services, in May 2011, and has been a board director since then. In April 2012, he founded Beijing Jingguanyu Technology Co., Ltd., a software service company, and has been its chief executive officer since then. From May 2005 to May 2010, Mr. Li was the editor-in-chief and vice president at NetEase, and then the vice president at NetEase and president of NetEase career portal business unit. Between February 2001 and May 2005, Mr. Li served as an executive editor, executive editor-in-chief and then general manager of Global Entrepreneur, a Chinese magazine. Mr. Li is also a director of two privately held companies. Mr. Li received his MBA degree from Peking University in 2004 and bachelor’s degree in law from Renmin University in China in 1996.

Ms. Sichuan Zhang has been our director since April 2012 and the president of our U.S. operations since June 2014. Ms. Zhang joined the company in July 2011 and was responsible for product design, then marketing strategies and executions. Prior to joining our company, from June 2009 to February 2011, she co-founded 4 Degrees Motion Design, an advertising design firm. She was an art director of Modern Media, a Chinese media company, from January 2009 to May 2009, a senior designer of Phoenix New Media Limited (NYSE: FENG) from January 2008 to January 2009, and a web designer of NetEase from March 2006 to April 2007. Ms. Zhang received her bachelor’s degree in South China Normal University in 2005. Ms. Zhang is the wife of Mr. Yan Tang.

Mr. David Ying Zhang has been our director since April 2012. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of the venture capital investment firm’s operations. Mr. Zhang is currently also a director of Cheetah Mobile Inc. (NYSE: CMCM) and iKang Healthcare Group, Inc. (NASDAQ: KANG). In 2002, Mr. Zhang established and has since expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received master of science degree in biotechnology and business from Northwestern University in 1999 and bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

Mr. Hongping Zhang has been our director since July 2012. Mr. Zhang is the managing director of Alibaba Capital Partners and a vice president of Alibaba Group responsible for investment and strategies. Prior to joining Alibaba Group, Mr. Zhang was engaged in venture capital investment with Northern Light Venture Capital from 2005 to 2011, and served as a director on the boards of a number of TMT and clean tech companies. From 2011 to 2013, Mr. Zhang worked as a senior director of business development covering Asia-Pacific region for Lantern Communications, and the general manager covering Greater China for ANDA Networks. In 1998, Mr. Zhang co-founded ServGate Technologies, Inc. in Silicon Valley. Between 1995 and 1998, Mr. Zhang worked for China CITIC Bank International Limited specializing in fund management and strategic consulting. Mr. Zhang received his MBA from the University of San Francisco in 1994, master’s degree in imaging science from Rochester Institute of Technology in 1991, and bachelor’s degree in optical engineering from Tsinghua University in 1986.

Mr. Yongming Wu has been our director since October 2013. Mr. Wu is a co-founder of Alibaba Group, and currently has served as a senior vice president of Alibaba Group since 2011. Mr. Wu has served various management roles since the inception of Alibaba Group, including heading technology development departments within Taobao and China Yahoo!, as well as leading Taobao’s search advertising development department. Prior to joining Alibaba Group, from 1997 to 1998, Mr. Wu worked at China Pages, one of the first Internet-based directories in China, and later spearheaded the technology development for the website of China’s Ministry of Foreign Trade and Economic Cooperation. Mr. Wu received his bachelor’s degree in computer science from Zhejiang University of Technology in 1996.

Mr. Ho Kee Harry Man has been our director since October 2013. Mr. Man has over 14 years of experience in the venture capital and investment business. Since January 2008, Mr. Man has been a partner at Matrix Partners China, where he oversees investments in the mobile internet sector. From early 2006 to 2008, Mr. Man was a partner at WI Harper Group, managing various investment funds focused on the China TMT market. Prior to joining WI Harper Group, Mr. Man was the vice president leading the corporate development department of Linktone Ltd. (NASDAQ: LTON), a wireless company based in China, from October 2004 to March 2006. Between 2000 and 2004, Mr. Man worked for chinadotcom corporation (NASDAQ: CHINA), the first Chinese internet company listed in the United States, where he led investments activities in China. Prior to that, Mr. Man served in the business consulting division of Andersen & Co., where he was involved in business advisory projects in the IT industry. Mr. Man earned his master’s degree in computer science and engineering and bachelor’s degree in computer engineering from the University of Michigan Ann Arbor in 1998.

Mr. Neil Nanpeng Shen was appointed to be our director in May 2014. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen is a co-founder and director of Ctrip.com International, Ltd. (NASDAQ: CTRP), or Ctrip, a provider of travel services. Mr. Shen served as the chief financial officer of Ctrip from 2000 to October 2005 and as president from August 2003 to October 2005. Mr. Shen also co-founded Home Inns & Hotels Management Inc (NASDAQ: HMIN), or Home Inns, an economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, a non-executive director of E-House (China) Holdings Limited (NYSE: EJ), a non-executive director of Le Gaga Holdings Limited (NASDAQ: GAGA), as well as a director of Qihoo 360 Technology Co. Ltd. (NYSE: QIHU). Mr. Shen received his master’s degree from the School of Management at Yale University in 1992 and his bachelor’s degree from Shanghai Jiao Tong University in 1988.

Mr. Feng Yu has been our director since May 2014. Mr. Yu is the co-founder and chairman of Yunfeng Capital, a private equity fund established in 2010. Between 2006 and 2008, Mr. Yu was the co-chairman and president of Focus Media Holding Limited, which was previously listed on NASDAQ. Prior to that, in 2003, Mr. Yu founded Shanghai Target Media Co., Ltd., which operated out-of-home television advertising network, and served as its chief executive officer. Mr. Yu currently is also a board director of Huayi Brothers Media Group, a company listed on the Shenzhen Stock Exchange (Stock Code: 300027) and Media Asia Group Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 8075). Mr. Yu is also an independent director of ZhongAn Online P&C Insurance Co., Ltd. and Beijing Vantone Real Estate Co., Ltd. listed on the Shenzhen Stock Exchange (Stock Code: 600246). Mr. Yu received EMBA degree from China Europe International Business School in 2001, master’s degree in philosophy from Fudan University in 1991 and a bachelor’s degree in philosophy from the same university in 1986.

Mr. Xiaoliang Lei is our co-founder and has been our co-president since June 2014. Mr. Lei is responsible for product development. Prior to co-founding our company, Mr. Lei was the product management staff then manager at NetEase, from 2008 to 2011. Mr. Lei was an editor in charge of content development and team management at 21CN Game Channel, a game information exchange platform in China from 2004 to 2008. Mr. Lei received his bachelor of science degree in software engineering from South China University of Technology in 2004.

Mr. Jingping Zhang has been our co-president since March 2014. Prior to joining us, Mr. Zhang was a partner at Concord & Partners, a PRC law firm, from June 2012 to March 2014, and a lawyer at King & Wood Mallesons from August 2008 to June 2012. Mr. Zhang had served as a legal counsel for a number of large companies and had participated in private equity fund formation and investments, M&As, corporate restructuring, domestic and offshore initial public offerings, as well as outbound investments by Chinese companies. Mr. Zhang was a journalist, chief reporter, columnist and editor-in-chief at various media organizations, including Nanfang Media Group from August 2007 to August 2009, Economic Observer from August 2005 to August 2007 and Guangzhou Media Group from August 2003 to August 2005. Mr. Zhang received a Ph.D. from Soochow University Law School in July 2007 and a bachelor’s degree of media and mass communication from Anhui Normal University in July 1998.

Mr. Zhiwei Li is our co-founder and has been our chief technology officer since our inception. Mr. Li is in charge of overseeing the technical architecture of our company. From July 2009 to March 2011, Mr. Li was the technology director in the finance channel at NetEase. He received his bachelor of science degree in software engineering from South China University of Technology in 2008.

Mr. Jonathan Xiaosong Zhang has served as our chief financial officer since May 2014. From July 2010 to April 2014, Mr. Zhang served as the chief financial officer of iSoftStone Holdings Limited (NYSE: ISS), and was the company’s independent director between February 2010 and July 2010. Prior to joining iSoftStone Holdings Limited, Mr. Zhang served as the chief financial officer of several companies, including BJB Career Education Company Limited from June 2009 to June 2010, and Vimicro International Corporation (NASDAQ: VIMC) from September 2004 to January 2007. From 2000 to 2004, Mr. Zhang worked as a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang is also an independent director and the chairman of audit committee of Tarena International Inc. (NASDAQ: TEDU) and Sungy Mobile Limited (NASDAQ: GOMO). Mr. Zhang received his master’s degree in accountancy from the University of Illinois in 1994, his master’s degree in meteorology from Saint Louis University in 1992, and his bachelor’s degree in meteorology from Peking University in 1986. Mr. Zhang is a Certified Public Accountant in the State of California.

Mr. Li Wang has been our chief operation officer since June 2014. Mr Wang joined the company as our operation director in July 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English

Training School, a start-up education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

Board of Directors

Our board of directors will consist of             directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             ,             and             .             will be the chairman of our audit committee. We have determined that, and satisfy the “independence” requirements of             and Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             ,             and             .             will be the chairman of our compensation committee. We have determined that             ,             and             satisfy the “independence” requirements of             . The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             ,             and             .             will be the chairperson of our nominating and corporate governance committee.             ,              and             satisfy the “independence” requirements of             . The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

We [have entered] into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We [have also entered into] indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately US$0.3 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and consolidated affiliated entity and its subsidiary are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The purpose of our 2012 Plan is to attract and retain the best available personnel, provide additional incentives to employees, directors, consultants and advisors and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 ordinary shares. Subject to our currently effective memorandum and articles of association, the maximum number shares reserved for issuance under the 2012 Plan shall at no time exceed 30% of the total number of our outstanding shares on an as-converted basis, unless approved by two-thirds of the total number of our outstanding shares with voting power on an as-converted basis.

As of the date of this prospectus, options to purchase 27,823,526 ordinary shares have been granted, all of which remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

Types of Awards. The 2012 Plan permits the grant of options, restricted shares or unrestricted ordinary shares.

Plan Administration. Our board of directors or one or more committees consisting solely of directors designated by our board will administer the 2012 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. The board or such committee(s) may also delegate, to the extent permitted by applicable laws, to one or more officers of our company, its powers under the 2012 Plan to determine the officers and employees who will receive awards, the number of such awards, and the terms and conditions thereof. Subject to the limitations under the 2012 Plan, the plan administrator from time to time may authorize, generally or in specific cases only, for the benefit of any participant, any adjustment in exercise or purchase price, vesting schedule, and regranting of awards by waiver or by other legally valid means.

Award Agreement. Awards granted under the 2012 Plan are evidenced by an award agreement that sets forth terms, provisions and restrictions for each award, which may include the type of award, the term of the award, vesting provisions, the exercise or purchase price, and the provisions applicable in the event that the recipient’s employment or service terminates. Under the plan, each recipient of option award shall duly sign a power of attorney delegating the voting rights and signing rights of ordinary shares issued upon the exercise of the option award.

Eligibility. We may grant awards to our officers, directors, employees, consultants and advisors of our company.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion, accelerate the awards so that they may immediately vest without any forfeiture restrictions, unless the plan administrator has otherwise provided for substitution, assumption, exchange or other continuation or settlement of the award.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each option award, which is stated in the award agreement and shall in no case be lower than the par value of our ordinary shares. Once vested, an option award will remain exercisable until the date of expiration or termination, unless otherwise provided by the plan administrator. However, each option award shall expire no more than 10 years after its date of grant.

Vesting and Purchase of Restricted Shares. The plan administrator determines the purchase price for each restricted share award, which is stated in the award agreement and shall in no case be lower than the greater of the par value of our ordinary shares or a certain percentage of the fair market value of our ordinary shares on the date of grant. Restricted share awards that remain unvested upon termination of employment as of a date specified in the award agreement shall be repurchased by our company at the lower of (i) the fair market value of the restricted shares at the time of the termination of employment or (ii) the original purchase price of the restricted shares, without interest. However, each restricted share award shall either vest or be repurchased by our company not more than 10 years after the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient, save for certain exceptions including transfers to our company, transfers by gift to an affiliate or an immediately family member, transfer by will or the laws of descent and distribution, and other exceptions provided for by the plan administrator.

Amendment and Termination of the 2012 Plan. Subject to any shareholder approval, our board of directors may, at any time, terminate or, from time to time, amend, modify or suspend this 2012 Plan. Unless terminated earlier, the 2012 Plan will terminate at the close of business on October 31, 2022.

The following table summarizes, as of the date of this prospectus, the options granted under the 2012 Plan to certain officers, directors, employees and consultants. As of the date of this prospectus, none of the awards granted was exercised, forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	4,500,000	0.1404	October 10, 2013	October 9, 2023
Sichuan Zhang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Ho Kee Harry Man	*	0.1404	October 10, 2013	October 9, 2023
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
Jingping Zhang	*	0.1404	March 1, 2014	February 28, 2024
Zhiwei Li	*	0.1404	October 10, 2013	October 9, 2023
Jonathan Xiaosong Zhang	*	0.1404	March 1, 2014	February 28, 2024
Li Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
Other individuals as a group	7,850,000	0.0327	November 1, 2012	October 31, 2022
	4,880,000	0.1404	October 10, 2013	October 9, 2023
	544,866	0.1404	March 1, 2014	February 28, 2024

Total	27,823,526

*	Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders, including all shareholders who own beneficially more than 5% of our total outstanding shares[; and

•	each selling shareholder.]

The calculations in the table below assume the number of ordinary shares that will be outstanding immediately after this offering is             , which is based on (i) 131,348,411 ordinary shares outstanding as of the date of this prospectus, (ii) 200,718,811 ordinary shares into which all of our outstanding preferred shares will automatically convert upon completion of this offering, and (iii)             ordinary shares in the form of ADSs issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs and excludes ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2012 Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers:**
Yan Tang(1)	131,523,411	39.6
Yong Li(2)	16,846,899	5.1
Sichuan Zhang(3)	97,061,370	29.2
David Ying Zhang(4)	65,970,897	19.9
Hongping Zhang(5)	—	—
Yongming Wu(6)	—	—
Ho Kee Harry Man(7)	—	—
Neil Nanpeng Shen(8)	18,570,966	5.6
Feng Yu(9)	18,570,966	5.6
Xiaoliang Lei(10)	9,587,116	2.9
Jingping Zhang	—	—
Zhiwei Li(11)	8,028,026	2.4
Jonathan Xiaosong Zhang	—	—
Li Wang(12)	*	*
All directors and executive officers as a group	235,029,990	70.7

Principal [and Selling] Shareholders:
Gallant Future Holdings Limited(13)	96,886,370	29.2
Alibaba Investment Limited(14)	68,861,733	20.7
Matrix Partners China II Hong Kong Limited(15)	65,970,897	19.9
Rich Moon Limited(16)	18,570,966	5.6
Sequoia Funds(17)	18,570,966	5.6
Joyous Harvest Holdings Limited(18)	16,846,899	5.1

Notes:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**	Except for Messr. David Ying Zhang, Hongping Zhang, Yongming Wu, Ho Kee Harry Man, Neil Nanpeng Shen and Feng Yu, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(1)	Includes (i) 96,886,370 ordinary shares held by Gallant Future Holdings Limited, (ii) 16,846,899 ordinary shares held by Joyous Harvest Holdings Limited, (iii) 9,587,116 ordinary shares held by First Optimal Holdings Limited, (iv) 8,028,026 ordinary shares held by Fast Prosperous Holdings Limited, and (v) 175,000 ordinary shares that Ms. Sichuan Zhang, the wife of Mr. Tang, is entitled to acquire within 60 days from the date of this prospectus upon exercise of share options held by Ms. Zhang under our 2012 Plan. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by Mr. Tang. Pursuant to a shareholder proxy agreement signed on June 11, 2012 and mutual understanding between Mr. Tang and each of the other co-founders of our company, including Messrs. Yong Li, Zhiwei Li and Xiaoliang Lei, Mr. Tang was granted irrevocable proxy to vote all the shares that the other co-founders are directly or indirectly entitled to vote as long as they and Mr. Tang directly or indirectly hold shares in our company. Joyous Harvest Holdings Limited is wholly owned by Mr. Yong Li, First Optimal Holdings Limited is wholly owned by Mr. Xiaoliang Lei, and Fast Prosperous Holdings Limited is wholly owned by Mr. Zhiwei Li.
(2)	Represents 16,846,899 ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Li.
(3)	Includes (i) 96,886,370 ordinary shares held by Gallant Future Holdings Limited and (ii) 175,000 ordinary shares that Ms. Zhang is entitled to acquire within 60 days from the date of this prospectus upon exercise of share options held by her under our 2012 Plan. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by Ms. Zhang’s husband, Mr. Yan Tang.
(4)	Represents (i) 22,272,730 ordinary shares issuable upon the conversion of the same number of Series A-1 preferred shares, (ii) 8,909,090 ordinary shares issuable upon the conversion of the same number of Series A-2 preferred shares, (iii) 19,797,980 ordinary shares issuable upon the conversion of the same number of Series A-3 preferred shares, (iv) 4,588,600 ordinary shares issuable upon the conversion of the same number of Series B preferred shares, and (v) 10,402,497 ordinary shares issuable upon the conversion of the same number of Series C preferred shares held by Matrix Partners China II Hong Kong Limited. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 08, 20/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.
(5)	The business address of Mr. Zhang is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(6)	The business address of Mr. Wu is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(7)	The business address of Mr. Man is Suite 2601, Taikang Financial Tower, No. 38 East Third Ring Road North, Chaoyang, Beijing 100026, People’s Republic of China.
(8)	Represents (i) 2,063,441 ordinary shares issuable upon the conversion of the same number of Series D preferred shares held by Sequoia Capital China Investment Holdco II, Ltd., (ii) 11,348,923 ordinary shares issuable upon the conversion of the same number of Series D preferred shares held by Sequoia Capital China GF Holdco III-A, Ltd., and (iii) 5,158,602 ordinary shares issuable upon the conversion of the same number of Series D preferred shares held by SC China Growth III Co-Investment 2014-A, L.P. Sequoia Capital China Investment Holdco II, Ltd., Sequoia Capital China GF Holdco III-A, Ltd. and SC China Growth III Co-Investment 2014-A, L.P. are herein collectively referred to as the Sequoia Funds. The three Sequoia Funds were formed in the Cayman Islands. Sequoia Capital China Investment Holdco II, Ltd. is owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holdings Limited, a company incorporated in the Cayman Islands. Sequoia Capital China GF Holdco III-A, Ltd. is owned by Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holdings Limited. The general partner of SC China Growth III Co-Investment 2014-A, L.P. is SC China Growth III Management L.P., whose general partner is SC China Holdings Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Shen. The business address of Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.
(9)	Represents 18,570,966 ordinary shares issuable upon the conversion of the same number of series Series D preferred shares held by Rich Moon Limited. Rich Moon Limited is 77.8% owned by Yunfeng Fund II, L.P., or YF Fund II, and 22.2% owned by Yunfeng Moon Co-invest, L.P., or YF Moon. The general partner of YF Fund II is Yunfeng Investment II, L.P. and the general partner of YF Moon is Yunfeng Moon Co-Invest GP, Ltd. Both general partners are in turn managed by their general partner, Yunfeng Investment GP II, Ltd. Mr. Yu has the sole power to direct the voting and disposition of shares of our company directly or indirectly held by Yunfeng Investment GP II, Ltd. The business address of Mr. Yu is Suite 2201, 50 Connaught Road Central, Hong Kong.
(10)	Represents 9,587,116 ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Lei. Part of the ordinary shares held by First Optimal Holdings Limited remain subject to our repurchase right pursuant to our third amended and restated shareholders’ agreement dated May 15, 2014. See “Description of Share Capital—History of Securities Issuances—Ordinary Shares.” Pursuant to a shareholder proxy agreement entered into between Mr. Lei and Mr. Yan Tang on June 11, 2012 and their mutual understanding, Mr. Lei granted Mr. Tang an irrevocable proxy to vote all the shares that he is directly or indirectly entitled to vote as long as Mr. Lei and Mr. Tang still directly or indirectly holds shares in our company.

(11)	Represents 8,028,026 ordinary shares held by Fast Prosperous Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Li. Part of the ordinary shares held by Fast Prosperous Holdings Limited remain subject to our repurchase right pursuant to our third amended and restated shareholders’ agreement dated May 15, 2014. See “Description of Share Capital—History of Securities Issuances—Ordinary Shares.” Pursuant to a shareholder proxy agreement entered into between Mr. Li and Mr. Yan Tang on June 11, 2012 and their mutual understanding, Mr. Li granted Mr. Tang an irrevocable proxy to vote all the shares that he is directly or indirectly entitled to vote as long as Mr. Li and Mr. Tang directly or indirectly hold shares in our company.
(12)	Represents ordinary shares that Mr. Wang has the right to acquire within 60 days from the date of this prospectus upon exercise of share options held by him under our 2012 Plan.
(13)	Represents 96,886,370 ordinary shares, Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. Yan Tang. Part of the ordinary shares held by Gallant Future Holdings Limited remain subject to our repurchase right pursuant to our third amended and restated shareholders’ agreement dated May 15, 2014. See “Description of Share Capital—History of Securities Issuances—Ordinary Shares.” Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.
(14)	Represents (i) 60,859,813 ordinary shares issuable upon the conversion of the same number of series B preferred shares, and (ii) 8,001,920 ordinary shares issuable upon the conversion of the same number of series C preferred shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. The registered address of Alibaba Investment Limited is Trident Chambers, P.O. Box 146 Road Town, Tortola, British Virgin Islands.
(15)	Represents (i) 22,272,730 ordinary shares issuable upon the conversion of the same number of series A-1 preferred shares, (ii) 8,909,090 ordinary shares issuable upon the conversion of the same number of series A-2 preferred shares, (iii) 19,797,980 ordinary shares issuable upon the conversion of the same number of series A-3 preferred shares, (iv) 4,588,600 ordinary shares issuable upon the conversion of the same number of series B preferred shares, and (v) 10,402,497 ordinary shares issuable upon the conversion of the same number of series C preferred shares held by Matrix Partners China II Hong Kong Limited. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. Mr. Zhang, Mr. Barrows, Mr. Su and Mr. Shao share power to direct the voting and disposition of shares of our company directly or indirectly held by Matrix China II GP GP, Ltd. The registered address of Matrix Partners China II Hong Kong Limited is Suite 2008, 20/F, Jardine House, 1 Connaught Place, Central, Hong Kong.
(16)	Represents 18,570,966 ordinary shares issuable upon the conversion of the same number of series D preferred shares held by Rich Moon Limited. Rich Moon Limited is 77.8% owned by Yunfeng Fund II, L.P., or YF Fund II, and 22.2% owned by Yunfeng Moon Co-invest, L.P., or YF Moon. The general partner of YF Fund II is Yunfeng Investment II, L.P. and the general partner of YF Moon is Yunfeng Moon Co-Invest GP, Ltd. Both general partners are in turn managed by their general partner Yunfeng Investment GP II, Ltd. Mr. Feng Yu has the sole power to direct the voting and disposition of shares of our company directly or indirectly held by Yunfeng Investment GP II, Ltd. The business address of Rich Moon Limited is Suite 2201, 50 Connaught Road Central, Hong Kong.
(17)	Represents (i) 2,063,441 ordinary shares issuable upon the conversion of the same number of series D preferred shares held by Sequoia Capital China Investment Holdco II, Ltd., (ii) 11,348,923 ordinary shares issuable upon the conversion of the same number of series D preferred shares held by Sequoia Capital China GF Holdco III-A, Ltd., and (iii) 5,158,602 ordinary shares issuable upon the conversion of the same number of series D preferred shares held by SC China Growth III Co-Investment 2014-A, L.P. The three Sequoia Funds were formed in the Cayman Islands. Sequoia Capital China Investment Holdco II, Ltd. is owned by Sequoia Capital China Growth Fund I, L.P. The general partner of Sequoia Capital China Growth Fund I, L.P. is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holdings Limited, a company incorporated in the Cayman Islands. Sequoia Capital China GF Holdco III-A, Ltd. is owned by Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holdings Limited. The general partner of SC China Growth III Co-Investment 2014-A, L.P. is SC China Growth III Management L.P., whose general partner is SC China Holdings Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen has sole power to direct the voting and disposition of shares of our company directly or indirectly held by SNP China Enterprises Limited. The registered address of the Sequoia Funds is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(18)	Represents 16,846,899 ordinary shares. Joyous Harvest Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. Yong Li. Mr. Li has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Joyous Harvest Holdings Limited. The registered address of Joyous Harvest Holdings Limited is Sertus Chambers, P.O. Box 905, Quastiky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of the date of this prospectus, a total of 3,200,768 preferred shares are held by three record holders in the United States, representing 1.0% of our total outstanding shares on an as-converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders during the past three years.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Beijing Momo and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in China. As a result, we operate our relevant business through contractual arrangements between Beijing Momo IT, our PRC subsidiary, Beijing Momo and the shareholders of Beijing Momo. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Beijing Momo.”

Transactions with a Founder, Director and Officer

In 2012, we paid approximately US$1.0 million to Mr. Yan Tang, our co-founder, director and chief executive officer, to acquire 12% equity interest in Smartisan Technology Co., Ltd., a manufacturer of mobile phone hardware and software, on behalf of our company.

In 2013, we extended a personal loan of approximately US$0.2 million to Mr. Yan Tang. This loan was interest-free, unsecured and repayable on demand. As of December 31, 2013, the total outstanding amount of this loan was approximately US$0.2 million. Mr. Tang fully repaid the loan in June 2014.

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

We entered into our third amended and restated shareholders agreement on May 15, 2014 with our shareholders, which consist of holders of ordinary shares, Series A-1 preferred shares, Series A-2 preferred shares, Series A-3 preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares. Under the shareholders agreement, holders of our registrable shares are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights. For a more detailed description of these registration rights, see “Description of Share Capital—History of Securities Issuances—Registration Rights.”

The shareholders agreement provides that our board of directors will consist of nine directors, including (i) two directors designated by Alibaba Investment Limited, (ii) two directors designated by Matrix Partners China II Hong Kong Limited, (iii) one director designated by the Sequoia Funds, (iv) one director designated by Rich Moon Limited, and (v) three directors designated by Mr. Yan Tang, initially to be Mr. Yan Tang, Mr. Yong Li, and Ms. Sichuan Zhang. Mr. Yan Tang will have five votes for each matter submitted to the board.

The shareholders agreement also provides for certain preferential rights, including information rights, right of first offer, drag-along right, right of first refusal and co-sale right, and veto rights on certain corporate matters. Except for the registration rights, all the preferential rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of our initial public offering.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, the authorized share capital of our company is US$100,000, divided into (i) 799,281,189 Ordinary Shares of US$0.0001 par value each (the “Ordinary Shares”), of which 131,348,411 shares are issued and outstanding, (ii) 22,272,730 redeemable Series A-1 Preferred Shares with par value of US$0.0001 each (the “Series A-1 Preferred Shares”), all of which are issued and outstanding, (iii) 8,909,090 redeemable Series A-2 Preferred Shares with par value of US$0.0001 each (the “Series A-2 Preferred Shares”), all of which are issued and outstanding, (iv) 19,797,980 redeemable Series A-3 Preferred Shares, with par value of US$0.0001 each (the “Series A-3 Preferred Shares”), all of which are issued and outstanding, (v) 70,037,013 redeemable Series B Preferred Shares with par value of US$0.0001 each (the “Series B Preferred Shares”), all of which are issued and outstanding, (vi) 36,008,642 redeemable Series C Preferred Shares with par value each of US$0.0001 (the “Series C Preferred Shares”), all of which are issued and outstanding, and (vii) 43,693,356 redeemable Series D Preferred Shares with par value of US$0.0001 each (the “Series D Preferred Shares”), all of which are issued and outstanding (the Ordinary Shares and all the Preferred Shares are collectively referred to herein as the “Shares”), with power for the Company insofar as is permitted by applicable law and the Articles, to redeem or purchase any of its shares and to increase or reduce the said capital and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained. All of our issued Shares are fully paid.

Prior to the adoption of our second amended and restated memorandum of association on June 11, 2012 in connection with our Series A-3 preferred shares financing, each ordinary share was entitled to one vote and each preferred share was entitled the number of votes to which it would be entitled on an as-converted basis. Since June 11, 2012, each ordinary share is entitled to one vote, except that ordinary shares held by our founders or their respective BVI holding companies, as the case may be, and any ordinary shares issued under our 2012 Plan (none issued and outstanding as of the date of this prospectus) will be entitled to five votes in respect of each ordinary share held. The voting rights of holders of our preferred shares remain unchanged.

Our Post-Offering Memorandum and Articles

We expect to adopt, subject to the approval of our shareholders, an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which are legally available for this purpose in accordance with the Companies Law.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than one-third of the votes of the outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital in issue. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine shares in the capital of our company by ordinary resolution.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NASDAQ Global Market/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NASDAQ Global Market/NYSE], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

a)	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders,

b)	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or

c)	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, wilful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated

articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years, which has given effect to a 1-to-10 share split effected on September 12, 2012.

Ordinary Shares

On November 23, 2011, the date of our incorporation, we issued 147,000,000 ordinary shares, to our founders, including 95,550,000 shares to Mr. Yan Tang, 29,400,000 shares to Mr. Yong Li, 11,760,000 ordinary shares to Mr. Xiaoliang Lei, and 10,290,000 ordinary shares to Mr. Zhiwei Li.

On April 3, 2014, Mr. Yan Tang transferred 96,886,370 ordinary shares to Gallant Future Holdings Limited, a BVI company wholly owned by Mr. Yan Tang, Mr, Yong Li transferred 28,954,540 ordinary shares to Joyous Harvest Holdings Limited, a BVI company wholly owned by Mr. Yong Li, Mr. Xiaoliang Lei transferred 11,359,090 ordinary shares to First Optimal Holdings Limited, a BVI company wholly owned by Mr. Xiaoliang Lei, and Mr. Zhiwei Li transferred 9,800,000 ordinary shares to Fast Prosperous Holdings Limited, a BVI company wholly owned by Mr. Zhiwei Li.

On May 15, 2014, as part of our Series D financing, Joyous Harvest Holdings Limited, a BVI company wholly owned by Mr. Yong Li, First Optimal Holdings Limited, a BVI company wholly owned by Mr. Xiaoliang Lei, and Fast Prosperous Holdings Limited, a BVI company wholly owned by Mr. Zhiwei Li, surrendered in aggregate 15,651,589 ordinary shares to our company for no consideration.

Pursuant to the third amended and restated shareholders’ agreement dated May 15, 2014 executed in connection with the private placement of our Series D preferred shares, each of our founders including Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li agreed to subject the ordinary shares respectively held by their wholly owned BVI companies, Gallant Future Holdings Limited, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, to our repurchase rights upon termination of employment of the founders with us. The shares subject to our repurchase rights include 96,886,370 ordinary shares held by Gallant Future Holdings Limited, 16,846,899 ordinary shares held by Joyous Harvest Holdings Limited, 9,587,116 ordinary shares held by First Optimal Holdings Limited and 8,028,026 ordinary shares held by Fast Prosperous Holdings Limited. If a founder terminates his employment or consulting relationship with us before April 17, 2015, we are entitled to repurchase 50% of the shares beneficially owned by such founder through the BVI holding company at a price of US$0.0001 per share or the lowest price permitted under applicable laws. If the termination takes place after April 17, 2015 but before April 17, 2016, we are entitled to repurchase 25% of such shares on the same terms. Our repurchase rights will survive the completion of this initial public offering.

Preferred Shares

On April 18, 2012, we issued and sold 22,272,730 Series A-1 preferred shares to each of Matrix Partners China II Hong Kong Limited, or Matrix Hong Kong, and an individual investor for an aggregate consideration of approximately US$1.0 million. In addition, we issued 8,909,090 Series A-2 preferred shares to Matrix Hong

Kong Limited at the par value of US$0.0001 per share as consideration for services provided by Matrix Hong Kong.

On July 3, 2012, we issued and sold 19,797,980 Series A-3 preferred shares to Matrix Hong Kong for an aggregate consideration of approximately US$4.0 million.

On July 17, 2012, we issued and sold 4,588,600 Series B preferred shares to Matrix Hong Kong for an aggregate consideration of approximately US$1.5 million, 45,885,940 Series B preferred shares to Alibaba Investment Limited for an aggregate consideration of approximately US$15.0 million, and 4,588,600 Series B preferred shares to DST Team Limited for an aggregate consideration of approximately US$1.5 million.

In July 2012, 4,894,500 Series A-1 preferred shares held by an individual investor were redesignated into Series B preferred shares, and then such shares were transferred to Alibaba Investment Limited for a total consideration of approximately US$1.4 million. In January 2013, another 10,079,373 Series A-1 preferred shares held by the same individual investor were redesignated into Series B preferred shares, and then such shares were transferred to Alibaba Investment Limited for a total consideration of approximately US$4.3 million.

On October 21, 2013, we issued and sold 10,402,497 Series C preferred shares to Matrix Hong Kong for an aggregate consideration of approximately US$13.0 million, 800,192 Series C preferred shares to Gothic Partners, L.P. for an aggregate consideration of approximately US$1.0 million, 800,192 Series C preferred shares to PJF Acorn I Trust for an aggregate consideration of approximately US$1.0 million, 1,600,384 Series C preferred shares to Gansett Partners, L.L.C. for an aggregate consideration of approximately US$2.0 million, 4,801,153 Series C preferred shares to PH momo investment Ltd. for an aggregate consideration of approximately US$6.0 million, 1,600,384 Series C preferred shares to Tenzing Holding 2011 Ltd. for an aggregate consideration of approximately US$2.0 million, 8,001,920 Series C preferred shares to Alibaba Investment Limited for an aggregate consideration of approximately US$10.0 million, and 8,001,920 Series C preferred shares to DST Team Fund Limited for an aggregate consideration of approximately US$10.0 million.

On May 15, 2014, we issued and sold 2,063,441 Series D preferred shares to Sequoia Capital China Investment Holdco II, Ltd. for an aggregate consideration of US$10 million, 11,348,923 Series D preferred shares to Sequoia Capital China GF Holdco III-A, Ltd. for an aggregate consideration of US$55 million, 5,158,602 Series D preferred shares to SC China Growth III Co-Investment 2014-A, L.P. for an aggregate consideration of US$25 million, 18,570,966 Series D preferred shares to Rich Moon Limited for an aggregate consideration of US$90 million, and 6,551,424 Series D preferred shares to Tiger Global Eight Holdings for an aggregate consideration of approximately 31.8 million.

Concurrent with the issuance of Series D preferred shares, our board of directors declared a special dividend in favor of Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited in the aggregate amount of approximately US$64.5 million. The special dividend was approved by the shareholders.

On May 15, 2014, we repurchased 7,298,857 Series A-1 preferred shares held by the individual investor for an aggregate consideration of approximately US$30.8 million. All the shares repurchased were cancelled on the same date.

Share Split

On September 12, 2012, we effected a 1-to-10 share split, in which each share of par value US$0.001 in our share capital was split into 10 shares, each of par value US$0.0001.

Option Grants

We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and consultants.

As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 27,823,526, and none of the options has been exercised. See “Management—Share Incentive Plan.”

Registration Rights

Pursuant to the third amended and restated shareholders agreement that we entered into on May 15, 2014 with all our then shareholders in connection with our issuance of preference shares prior to our initial public offering, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issuable upon conversion of our preferred shares, ordinary shares issued as a dividend for our preferred shares, or any other ordinary shares thereafter owned or acquired by purchasers of our preferred shares in our pre-IPO private placements, subject to certain exceptions. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 10% of registrable securities have the right to demand in writing, at any time after the effectiveness of a registration statement for this initial public offering, that we file a registration statement to register their registrable securities and other holders of registrable securities who choose to participate in the offering. We, however, are not obligated to effect a demand registration if we have already effected (i) two demand registrations or (ii) one registration pursuant to the same demand registration rights or the F-3 registration rights within the six-month period preceding the date of such request. We have the right to defer the filing of a registration statement up to 90 days if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not utilize this right more than twice in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the holders of at least 10% of the registrable securities then outstanding, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. There is no limit on the number of the registration made pursuant to this registration right. We, however, are not obligated to effect such registration if, among other things, (i) the aggregate anticipated price of such offering is less than US$1,000,000, or (ii) we have, within six months period preceding the date of such request, already effected a registration pursuant to an exercise of demand registration rights or piggyback registration rights. We may defer filing of a registration statement on Form F-3 no more than once during any twelve month period for up to 60 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to a demand registration right, F-3 registration right, an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, and second to each requesting holder of registrable securities on a pro rata basis, subject to certain limitations.

Expenses of Registration. We will pay all registration expenses and all participating holders of registrable securities will pay the underwriting discounts and selling commissions relating to any demand, Form F-3, or piggyback registration. However, we are not obligated to pay any expenses relating to a demand registration if the registration request is subsequently withdrawn at the request of holders of a majority of the registrable securities to be registered, subject to certain exceptions.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the date that is five years after the completion of this initial public, (ii) the date of the completion of a liquidation event, or (iii) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without restriction pursuant to Rule 144 under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

        , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in         ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at         .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of, as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $ per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to $ per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of         . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have         ADSs outstanding, representing approximately         % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the         , but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Assuming there is no change to our register of members between the date of this prospectus and the expiration of the lock-up agreements (other than to give effect to this offering), we expect that as of the date of expiration of the lock-up agreements,          ordinary shares will be available for sale under Rule 144 by our current affiliates (subject to volume and manner of sale limitations under Rule 144) and          ordinary shares will be available for sale under Rule 144 by our current non-affiliates.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our special PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Momo Inc. meets all of the criteria described above. We believe that none of Momo Inc. and its subsidiaries outside of China is a PRC tax resident enterprise, because none of them is controlled by a

PRC enterprise or PRC enterprise group, and because their records (including the resolutions of its board of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income. In addition, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated does not have such tax treaty with China. Our US subsidiary is not an immediate holding company of any of our PRC Subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Momo Technology HK Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the United States federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the market value of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. For example, the IRS may challenge the classification of certain of our non-passive revenues as passive royalty income, which would result in a portion of our goodwill as being treated as a passive asset. Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to apply to list the ADSs on the [NASDAQ Global Market/NYSE]. Provided the listing is approved on the [NASDAQ Global Market/NYSE], which is an established securities market in the United States, the ADSs are expected to be readily tradable. Thus, the dividends we pay on our ADSs are expected to satisfy the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares will be treated as marketable stock upon their listing on the [NASDAQ Global Market/NYSE]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and China Renaissance Securities Hong Kong Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
China Renaissance Securities (Hong Kong) Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc., acting as agent pursuant to a Rule 15a-6 agreement.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$
[Total by selling shareholders]	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$             million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, the [NASDAQ Global Market /NYSE] listing fee, and printing, legal, accounting and miscellaneous expenses.

We have applied for approval for listing the ADSs on [NASDAQ Global Market /NYSE] under the symbol “         .”

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Our directors, executive officers, existing shareholders and [certain option holders] have agreed that, without the prior written consent of the representatives, such director, officer, shareholder or [option holder], subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period or provide notification to the representative of any earnings release or material news or material event that may give rise to an extension of the initial lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

[In addition, we have instructed         , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

[At our request, the underwriters have reserved for sale, at the initial public offering price, up to              ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, United States of America. The address of China Renaissance Securities (Hong Kong) Limited is Unit 901, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

[Australia. This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADS may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADS may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADS shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase any ADS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Japan. The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any

Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong. The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore. This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of the ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United Kingdom. Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. ]

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NASDAQ Global Market/NYSE] market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Fee
[NASDAQ Global Market/NYSE] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 8/F, W2 Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

MOMO TECHNOLOGY COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF MOMO TECHNOLOGY COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Momo Technology Company Limited (the “Company”), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiary (collectively, the “Group”) as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit) and cash flows for the two years in the period ended December 31, 2013, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 13, 2014

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31
	2012	2013	2013
			(Unaudited pro forma)
Assets

Current assets
Cash and cash equivalents	$18,539	$55,374	$55,374
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2012 and 2013, respectively	—	1,935	1,935
Amount due from a related party	951	198	198
Prepaid expenses and other current assets	335	1,204	1,204

Total current assets	19,825	58,711	58,711
Property and equipment, net	959	3,363	3,363
Cost-method investment	—	951	951

Total assets	20,784	63,025	63,025

Liabilities, mezzanine equity and equity

Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Company of $nil and $125 as of December 31, 2012 and 2013, respectively)	—	344	344
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $nil and $3,714 as of December 31, 2012 and 2013, respectively)	—	3,714	3,714
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $73 and $684 as of December 31, 2012 and 2013, respectively)	143	1,508	1,508

Total current liabilities	143	5,566	5,566

Total liabilities	143	5,566	5,566

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31
	2012	2013	2013
			(Unaudited pro forma)
Commitments (Note14)
Mezzanine equity
Series A-1 and Series A-2 convertible redeemable participating preferred shares ($0.0001 par value; 48,560,050 and 38,480,677 shares authorized as of December 31, 2012 and 2013, respectively, 48,560,050 and 38,480,677 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $4,781 and $4,260 as of December 31, 2012 and 2013, respectively)	2,224	2,218	—

Series A-3 convertible redeemable participating preferred shares ($0.0001 par value; 19,797,980 shares authorized as of December 31, 2012 and 2013, 19,797,980 and 19,797,980 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $4,231 and $4,512 as of December 31, 2012 and 2013, respectively)	4,265	4,774	—

Series B convertible redeemable participating preferred shares ($0.0001 par value; 59,957,640 and 70,037,013 shares authorized as of December 31, 2012 and 2013, respectively; 59,957,640 and 70,037,013 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $20,341 and $25,661 as of December 31, 2012 and 2013, respectively)	20,710	26,892	—

Series C convertible redeemable participating preferred shares ($0.0001 par value; nil and 36,008,642 shares authorized as of December 31, 2012 and 2013, nil and 36,008,642 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $nil and $59,240 as of December 31, 2012 and 2013, respectively)	—	46,435	—

Equity
Ordinary shares ($0.0001 par value; 371,684,330 and 835,675,688 shares authorized as of December 31, 2012 and 2013, respectively, 147,000,000 and 147,000,000 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	15	15	31
Additional paid-in capital	747	1,710	82,013
Subscription receivable	(15)	(15)	(15)
Accumulated deficit	(7,282)	(24,728)	(24,728)
Accumulated other comprehensive income (loss)	(23)	158	158

Total equity (deficit)	(6,558)	(22,860)	57,459

Total liabilities, mezzanine equity and equity	$20,784	$63,025	$63,025

The accompanying notes are an integral part of these consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2012	2013
Net revenues	$—	$3,129
Cost and expenses:
Cost of revenues (including share-based compensation of $nil and $34 in 2012 and 2013, respectively)	—	(2,927)
Research and development (including share-based compensation of $39 and $269 in 2012 and 2013, respectively)	(1,454)	(3,532)
Sales and marketing (including share-based compensation of $11 and $128 in 2012 and 2013, respectively)	(419)	(3,018)
General and administrative (including share-based compensation of $542 and $532 in 2012 and 2013, respectively)	(1,969)	(3,010)

Total cost and expenses	(3,842)	(12,487)

Loss from operations	(3,842)	(9,358)
Interest income	3	32

Loss before income tax provision	(3,839)	(9,326)
Income tax expenses	—	—

Net loss attributable to Momo Technology Company Limited	(3,839)	(9,326)
Deemed dividend to preferred shareholders	(3,093)	(8,120)

Net loss attributable to ordinary shareholders	$(6,932)	$(17,446)

Net loss per share attributable to ordinary shareholders
Basic	$(0.05)	$(0.12)
Diluted	$(0.05)	$(0.12)
Weighted average shares used in calculating net loss per ordinary share
Basic	147,000,000	147,000,000
Diluted	147,000,000	147,000,000

The accompanying notes are an integral part of these consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2012	2013
Net loss	$(3,839)	$(9,326)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(18)	181

Comprehensive loss attributable to Momo Technology Company Limited shareholders	$(3,857)	$(9,145)

The accompanying notes are an integral part of these consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share and share related data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
	Shares	Amount
Balance as of January 1, 2012	147,000,000	$15	$155	$(15)	$(350)	$(5)	$(200)
Net loss	—	—	—	—	(3,839)	—	(3,839)
Share-based compensation	—	—	592	—	—	—	592
Deemed dividend to preferred shareholders	—	—	—	—	(3,093)	—	(3,093)
Foreign currency translation adjustment	—	—	—	—	—	(18)	(18)

Balance as of December 31, 2012	147,000,000	15	747	(15)	(7,282)	(23)	(6,558)
Net loss	—	—	—	—	(9,326)	—	(9,326)
Share-based compensation	—	—	963	—	—	—	963
Deemed dividend to preferred shareholders	—	—	—	—	(8,120)	—	(8,120)
Foreign currency translation adjustment	—	—	—	—	—	181	181

Balance as of December 31, 2013	147,000,000	$15	$1,710	$(15)	$(24,728)	$158	$(22,860)

The accompanying notes are an integral part of these consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2012	2013
Cash flows from operating activities
Net loss	$(3,839)	$(9,326)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	147	842
Share-based compensation	592	963
Changes in operating assets and liabilities
Accounts receivable	—	(1,906)
Prepaid expenses and other current assets	(304)	(846)
Amount due from a related party	—	(198)
Accounts payable	—	338
Deferred revenue	—	3,657
Accrued expenses and other current liabilities	(700)	1,341

Net cash used in operating activities	(4,104)	(5,135)

Cash flows from investing activities
Purchase of property and equipment	(1,041)	(3,181)
Advance to a related party for a cost-method investment	(951)	—

Net cash used in investing activities	(1,992)	(3,181)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable participating preferred shares	23,551	45,000

Effect of exchange rate on cash and cash equivalents	(34)	151

Net increase in cash and cash equivalents	17,421	36,835
Cash and cash equivalents at the beginning of year	1,118	18,539

Cash and cash equivalents at the end of year	$18,539	$55,374

The accompanying notes are an integral part of these consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Momo Technology Company Limited (the “Company”) is the holding company for a group of companies, which is incorporated in the British Virgin Islands on November 23, 2011. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiary (collectively the “Group”) are principally engaged in providing mobile-based social networking services. The Group started its operation in July 2011. The Group started its monetization by introducing fee based membership subscription services and emoticons in the third quarter of 2013 as well as by offering the platform for mobile games in the fourth quarter of 2013.

As of December 31, 2013, details of the Company’s subsidiaries, VIE and VIE’s subsidiary are as follows:

	Date of Incorporation	Place of Incorporation	Percentage of economic ownership
Subsidiaries
Momo Technology HK Company Limited (“Momo HK”)	December 5, 2011	Hong Kong	100%
Beijing Momo Information Technology Company Limited (“Beijing Momo IT”)	March 9, 2012	PRC	100%
VIE
Beijing Momo Technology Co., Ltd. (“Beijing Momo”)	July 7, 2011	PRC	N/A*
VIE’s subsidiary
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”)	May 9, 2013	PRC	N/A*

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

The Company was established on November 23, 2011 with share capital of $15, which is 65% owned by Mr. Yan Tang, 20% owned by Mr. Yong Li, 8% owned by Mr. Xiaoliang Lei, and 7% owned by Mr. Zhiwei Li, (Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li are collectively referred to “Founders”) as a vehicle for the group reorganization.

The Group commenced its business in China in July 2011 through Beijing Momo which has subsequently become the Group’s VIE through the contractual arrangements described below in “the VIE arrangements”.

Beijing Momo was established by Founders in Beijing, the People’s Republic of China (“PRC”), as a limited liability company on July 7, 2011, which is 65% owned by Mr. Yan Tang, 20% owned by Mr. Yong Li, 8% owned by Mr. Xiaoliang Lei, and 7% owned by Mr. Zhiwei Li. Beijing Momo and its subsidiary principally engaged in the provision of substantially all of the Group’s services in the PRC.

The Company owns 100% of the equity interests in Momo HK, an intermediate holding company incorporated in Hong Kong on December 5, 2011, which owns 100% of the equity interests in Beijing Momo IT, a wholly foreign-owned enterprise (“WFOE”), incorporated in the PRC by the Company on March 9, 2012.

In order to raise funds from investors overseas, the Company entered into group reorganization by way of entering into a series of contractual arrangements between its WFOE, VIE and the Company on April 18,

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

2012. Immediately after the reorganization, Founders controlled the Company, WFOE and Beijing Momo; therefore, the reorganization was accounted for as a transaction among entities under common control. Accordingly, the accompanying audited consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to Beijing Momo for all periods presented.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, Beijing Momo IT and Beijing Momo’s shareholders entered into various contractual arrangements whereby the shareholders’ claim to the economic benefits of Beijing Momo and their ability to control the activities of Beijing Momo were transferred to Beijing Momo IT.

The Group provides substantially all of its services in China through Beijing Momo and its subsidiary, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. The equity interests of Beijing Momo are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”).

The Company obtained control over Beijing Momo through Beijing Momo IT on April 18, 2012 by entering into a series of contractual arrangements between Beijing Momo IT, Beijing Momo and its Nominee Shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company’s rights under the Power of Attorney also provide the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the Exclusive Technology Consulting and Management Services Agreement and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Technology Consulting and Management Services Agreement is executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

The following is a summary of the contractual agreements that the Company, through Beijing Momo IT, entered into with Beijing Momo and its Nominee Shareholders:

Agreements that provide the Company effective control over the VIE:

(1)	Power of Attorney

Pursuant to the Power of Attorney, the Nominee Shareholders of Beijing Momo each irrevocably appointed Beijing Momo IT as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Momo and to exercise all of their rights as a shareholder of Beijing Momo, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. Beijing Momo IT may authorize or assign its rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that provide the Company effective control over the VIE - continued

(1)	Power of Attorney - continued

attorney will remain in force until the dissolution of Beijing Momo unless there is an early termination of Business Operation Agreement. The Company believes the Powers of Attorney can demonstrate the power of its PRC subsidiary (Beijing Momo IT) to direct how the VIE should conduct its daily operations.

(2)	Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement among Beijing Momo IT, Beijing Momo and Nominee Shareholders of Beijing Momo, each of the Nominee Shareholders irrevocably granted Beijing Momo IT or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Momo at the consideration equal to the lowest price as permitted by PRC laws.

Beijing Momo IT or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Momo IT’s written consent, the Nominee Shareholders of Beijing Momo shall not transfer, donate, pledge, or otherwise dispose any equity interests of Beijing Momo in any way. In addition, any consideration paid by Beijing Momo IT to the Nominee Shareholders of Beijing Momo in exercising the option shall be transferred back to Beijing Momo IT or its designated representative(s). This agreement could be terminated when all the shareholders’ equity were acquired by WFOE or its designated representative(s) subject to the law of People’s Republic of China.

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Technology Consulting and Management Services Agreement

Under the Exclusive Technology Consulting and Management Services Agreement between Beijing Momo IT and Beijing Momo , Beijing Momo IT has the exclusive right to provide, among other things, software development and maintenance services, internet technology support services, database security services and other technology consulting services to Beijing Momo and Beijing Momo agrees to accept all the technology consultation and management services provided by Beijing Momo IT. Without Beijing Momo IT’s prior written consent, Beijing Momo is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Beijing Momo IT shall be entitled to any and all the intellectual property rights arising out of or created in connection with the performance of this agreement.

Pursuant to the agreement, the consideration of the services provided by Beijing Momo IT to Beijing Momo shall be 90% of VIE’s after tax profit and is payable on a quarterly basis by considering, among other things, the complexity, time spent, cost, contents and value of the services provided by Beijing Momo IT as well as the market price of similar service. For the years ended December 31, 2012 and 2013, Beijing Momo did not generate net income. Hence, Beijing Momo IT charged Beijing Momo a service fee of $nil and $3,356 at WFOE’s discretion, respectively.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that transfer economic benefits to the Company - continued

(1)	Exclusive Technology Consulting and Management Services Agreement - continued

Since Beijing Momo IT has effectively controlled Beijing Momo through Power of Attorney, Equity Interest Pledge Agreement and Exclusive Call Option Agreement, Beijing Momo IT has the right to adjust the service fees at its sole discretion. The agreement shall remain effective in ten years. At the discretion of Beijing Momo IT, this agreement could be renewed on applicable expiration dates, or Beijing Momo IT and Beijing Momo could enter into another exclusive agreement.

(2)	Equity Interest Pledge Agreement

Under the equity interest pledge agreement among Beijing Momo IT and each of the Nominee Shareholders of Beijing Momo, the Nominee Shareholders pledged all of their equity interests in Beijing Momo to Beijing Momo IT to guarantee Beijing Momo’s and its shareholders’ payment obligations arising from the Exclusive Technology Consulting and Management Service Agreement, Business Operation Agreement and Exclusive Call Option Agreement, including but not limited to, the payments due to Beijing Momo IT for services provided.

If Beijing Momo or any of its Nominee Shareholders breaches its contractual obligations under the above agreements, Beijing Momo IT, as the pledgee, will be entitled to certain rights and entitlements, including receiving priority proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Momo in accordance with PRC legal procedures. During the term of the pledge, the shareholders of Beijing Momo shall cause Beijing Momo not to distribute any dividends and if they receive any dividends generated by the pledged equity interests, they shall transfer such received amounts to an account designated by Beijing Momo IT according to the instruction of Beijing Momo IT.

The pledge will remain binding until Beijing Momo and its Nominee Shareholders has fully performed all their obligations under the Exclusive Technology Consulting and Management Services Agreement, Business Operations Agreement and Exclusive Call Option Agreement.

(3)	Business Operations Agreement

Under the Business Operations Agreement among Beijing Momo IT, Beijing Momo and the Nominee Shareholders of Beijing Momo, without the prior written consent of Beijing Momo IT or its designated representative(s), Beijing Momo shall not conduct any transaction that may substantially affect the assets, business, operation or interest of Beijing Momo IT. Beijing Momo and Nominee Shareholders shall also follow Beijing Momo IT’s instructions on management of Beijing Momo’s daily operation, finance and employee matters and appoint the nominee(s) designated by Beijing Momo IT as the director(s) and senior management members of Beijing Momo. In the event that any agreements between Beijing Momo IT and Beijing Momo terminates, Beijing Momo IT has the sole discretion to determine whether to continue any other agreements with Beijing Momo. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. The agreement shall remain effective in 10 years. At the discretion of Beijing Momo IT, this agreement will be renewed on applicable expiration dates, or Beijing Momo IT and Beijing Momo will enter into another exclusive agreement.

Through these contractual agreements, the Company has the ability to effectively control the VIE and is also able to receive substantially all the economic benefits of the VIE.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure

The Company believes that Beijing Momo IT and Beijing Momo’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. Certain shareholders of Beijing Momo are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

However, the Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as the beneficial owners and director of the VIE on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the Exclusive Call Option Agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIE should they act to the detriment of the Company. The Company relies on the VIE’s shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and the BVI and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE’s shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIE also depends on the Power of Attorney. Beijing Momo IT and Beijing Momo have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Group

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Momo IT, or the VIE.

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31, 2012	As of December 31, 2013
Cash and cash equivalents	659	861
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2012 and 2013, respectively	—	1,935
Prepaid expenses and other current assets	316	435
Total current assets	975	3,231

Property and equipment, net	957	1,189

Total assets	1,932	4,420

Accounts payable	—	125
Deferred revenue	—	3,714
Accrued expenses and other current liabilities	73	684
Total current liabilities	73	4,523

Total liabilities	73	4,523

The unrecognized revenue-producing assets that are held by the VIE are primarily self-developed intangible assets such as domain names, trademark, software copyrights and various licenses which are un-recognized at consolidated balance sheets.

The VIE contributed an aggregate of nil and 100% of the consolidated net revenues for the years ended December 31, 2012 and 2013, respectively. As of the fiscal years ended December 31, 2012 and 2013, the VIE accounted for an aggregate of 9.3% and 7.0%, respectively, of the consolidated total assets, and 51.0% and 81.3%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by VIE that are important to the operation of business if VIE declare bankruptcy or becomes subject to a dissolution or liquidation proceeding.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Momo Technology Company Limited, its subsidiaries, its VIE and VIE’s subsidiary. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, the useful lives and impairment of property and equipment, valuation allowance for deferred tax assets, share-based compensation and fair value of the ordinary shares and convertible redeemable participating preferred shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Accounts receivable

Accounts receivable primarily represents the cash due from third-party payment channels, net of allowance for doubtful accounts. The Group makes estimates for the allowance for doubtful accounts based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of third party payment channels, current economic conditions and other factors that may affect their ability to pay. No allowance for doubtful accounts as of December 31, 2012 and 2013, respectively, was provided as there was no risk of collecting this account receivable.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, accounts receivable, accounts payable, cost method investment, deferred revenue and amount due from a related party.

The carrying values of cash, and cash equivalents, accounts receivable, accounts payable, deferred revenue and amount due from related party approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s cost method investment because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk - continued

economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $687 and $3,723 as of December 31, 2012 and 2013, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality. No user accounted for 10% or more of total revenues for the years ended December 31, 2012 and 2013, respectively.

Third-party payment channels accounting for 10% or more of accounts receivables are as follows:

	December 31
	2012	2013
A	—	69%
B	—	24%

Cost method investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Company reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Office equipment	3-5 years
Computer equipment	3 years
Vehicles	5 years
Leasehold improvement	Shorter of the lease term or estimated useful lives

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Group principally derives its revenue from membership subscription services, offering the platform for mobile games developed by third parties and other services, including the use of the paid emoticons and mobile marketing services.

(a)	Membership Subscription

Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period for the membership subscription services.

Net revenues of $nil and $2,808 were recognized for membership subscription for the years ended December 31, 2012 and 2013, respectively.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Mobile Games

The Group provides game services and generates revenue from offering the platform for mobile games developed by third-party game developers. All of the games are developed by third-party game developers and can be accessed and played by game players directly through the Group’s mobile game platform. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currencies is primarily recorded net of remittances to game developers and deferred until the estimated consumption date by individual game, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currencies. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes consistently insignificant. In its short history of providing mobile game services, the Group has never been required to pay cash refunds to game players or game developers in connection with a discontinued game.

Net revenues of $nil and $92 were recognized for mobile games for the years ended December 31, 2012 and 2013, respectively.

(c)	Paid Emoticons

All paid emoticons are durable with indefinite lives and each of them is effective upon purchase payment made by an user and completely download. The price of each emoticon is fixed and identifiable. The revenue is recognized ratably over the estimated usage life of the emoticon (i.e. 180 days) by the user from the date of the emoticon is downloaded.

The Group reassesses the estimated lives periodically. If there are indications of any significant changes to their estimated lives, the revised estimates will be applied prospectively in the period of change to all existing emoticons which are not totally amortized.

Net revenues of $nil and $217 were recognized for the use of emoticons on its platform for the years ended December 31, 2012 and 2013, respectively.

Deferred revenue

Deferred revenue primarily includes cash received in advance from users. The unused cash balances remaining in users’ accounts are recorded as a liability. Deferred revenue related to prepayments from users will be recognized as revenue when all of the revenue recognition criteria are met.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, includes but not limited to salaries and benefits paid to employee, commission fee paid to third-party service providers,

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues - continued

bandwidth costs, short messaging service charges, and depreciation. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. The deferred platform commissions are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

Government subsidies

The Group records such government subsidies as a liability when it is received and records it as other operating income when there is no further performance obligation.

The Group received government subsidies $nil and $330 in relation to a government sponsored project on development and research of games for the years ended December 31, 2012 and 2013, respectively, and recorded $nil and $nil government subsidies as other operating income for the years ended December 31, 2012 and 2013, respectively.

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development of new features for its mobile platform and its self-developed mobile games. The Company has expensed all research and development expenses when incurred.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to ten other provinces and municipalities between August and December 2012. Since September 1, 2012, certain revenue generated from providing services which were previously subject to business tax became subject to VAT and related surcharges by various Chinese local tax authorities at rate of 6.72%. VAT is also reported as a deduction to revenue when incurred and amounted to $nil, and $392 for the years ended December 31, 2012 and 2013, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2012 or 2013, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statement of operations.

The Group’s entities with functional currency of RMB, translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of comprehensive loss.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were $139 and $1,162 for the years ended December 31, 2012 and 2013, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, and stock options, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

Unaudited pro forma information

Unaudited pro forma balance sheet information as of December 31, 2013 assumes the automatic conversion of all of the outstanding Series A-1 shares, Series A-2 shares, Series A-3 shares, Series B shares and Series C shares into ordinary shares at the original conversion ratio, as if the conversion had occurred as of December 31, 2013.

Proforma net loss per share is not presented because the effect of the conversion of the outstanding Series A-1 shares, Series A-2 shares, Series A-3 shares, Series B shares and Series C shares using conversion ratio of 1:1, would not result in any dilution to loss applicable to ordinary shareholders and would have resulted in a proforma net loss per share higher than the actual basic net loss per share for the year ended December 31, 2013.

Recent accounting pronouncements adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (“ASU”) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In January 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures concerning

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

discontinued operations and disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting. The amendments in this ASU are effective prospectively for reporting periods beginning on or after December 15, 2014, with early adoption permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2012	2013
Accounts receivable	$—	$1,935
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	$—	$1,935

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2012	2013
Rental deposit (1)	$224	$308
VAT input for purchasing property and equipment	—	281
Prepaid rental expenses	52	114
Advance to supplier	25	135
Deferred platform commission cost	—	315
Other deposit	30	5
Others	4	46

	$335	$1,204

(1)	Rental deposit mainly presents amounts paid as deposit for the Group’s offices in Beijing and Chengdu.

5.	COST METHOD INVESTMENT

On April 27, 2013, the Group acquired 12% equity interest of Smartisan Technology Co., Ltd. for long-term investment at total cash consideration of $951 and accounted for the investment using cost method as the Company was unable to exercise significant influence on the investee.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2012	2013
Computer equipment	$822	$3,358
Office equipment	111	270
Vehicles	—	36
Leasehold improvement	175	709
Less: accumulated depreciation	(147)	(989)
Exchange difference	(2)	(21)

	$959	$3,363

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2012 and 2013 were $147 and $842, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2012	2013
Accrued payroll and welfare	$43	$838
Deferred government subsidy	—	330
Accrued advertisement expense	11	172
Other tax payables	12	72
Others	77	96

Total	$143	$1,508

8.	FAIR VALUE

Measured on recurring basis

The Group measured its financial assets and liabilities including the cash and cash equivalents at fair value on a recurring basis as of December 31, 2012 and 2013. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 2 and Level 3 investments as of December 31, 2012 and 2013, respectively.

9.	INCOME TAXES

British Virgin Islands (“BVI”)

The Company is a tax-exempted company incorporated in the BVI. The Company and its subsidiaries that were incorporated in the BVI are not subject to taxation in their country of incorporation. The Group has certain business activities conducted in the PRC which is only subject to PRC income taxes.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

Hong Kong

Momo HK was established in Hong Kong and is subject to Hong Kong Profits Tax at 16.5% on its activities conducted in Hong Kong.

PRC

Entities incorporated in the PRC are subject to the Enterprise Income Tax Law (“EIT Law”) at a rate of 25%.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. BVI, where the Company is incorporated, does not have a tax treaty with PRC.

Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2012 to 2013 of the Group’s PRC subsidiary and VIE, remain subject to tax audits as of December 31, 2013, at the tax authority’s discretion.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2012	2013
Current deferred tax assets:
Advertising expense	$43	$145
Accrued payroll	11	209
Accrued expenses	—	28
Less: valuation allowance	(54)	(382)

Current deferred tax assets, net	—	—

Non-current deferred tax assets:
Net operating tax losses carry-forward	878	2,905
Less: valuation allowance	(878)	(2,905)

Non-current deferred tax assets, net	—	—

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law.

As of December 31, 2013, the tax loss carry-forward for Beijing Momo IT, Beijing Momo and its subsidiary amounted to $11,522 and would expire on various dates between December 31, 2016 and December 31, 2018. As of December 31, 2013, the tax loss carry-forward for Momo HK amounted to $149 and would be carried forward indefinitely and set off against its future taxable profits. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2012	2013
Net loss before provision for income tax	$(3,839)	$(9,326)
PRC statutory tax rate	25%	25%

Income tax benefit at statutory tax rate	(960)	(2,332)
Permanent differences	(90)	(285)
Change in valuation allowance	842	2,355
Effect of income tax rate difference in other jurisdictions	208	262

Provision for income tax	—	—

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

10.	ORDINARY SHARES

On November 23, 2011, the Company was authorized to issue a maximum 500,000,000 shares of a single class and issued 147,000,000 ordinary shares with a par value of $0.0001.

On April 12, 2012, the authorized 500,000,000 shares were divided into 446,545,450 ordinary shares and 53,454,550 preferred shares in connection with the issuance of Series A-1 and A-2 convertible redeemable participating preferred shares.

In April 2012, the Company’s four founding shareholders entered into an arrangement with the investor in conjunction with the issuance of Series A and Series B convertible redeemable participating preferred shares, whereby all of their 147,000,000 ordinary shares (“Founders’ shares”) became subject to service and transfer restrictions. Such Founders’ shares are subject to repurchase by the Company upon early termination of four years of employment of four founders from April 2012. Notwithstanding the foregoing, the Founders shall exercise all rights and privileges of a holder of ordinary shares of the Company with respect to the Founders’ shares. The Founders shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to the Founders’ shares and for the purpose of exercising any voting rights relating to the Founders’ shares, even if some or all of Founders’ shares have not yet vested and been released from the repurchase rights. Please refer to Note 12 (II) for disclosure of nonvested restricted shares.

On June 11, 2012, the Company decreased its authorized ordinary shares from 446,545,450 shares to 426,747,470 shares in connection with the issuance of Series A-3 convertible redeemable participating preferred shares.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

10.	ORDINARY SHARES - continued

On July 13, 2012, the Company decreased its authorized ordinary shares from 426,747,470 shares to 366,789,830 shares in connection with the issuance of Series B convertible redeemable participating preferred shares.

On September 12, 2012, a 10-for-1 stock split for all ordinary shares, Series A-1, A-2 and A-3 and Series B convertible redeemable participating preferred shares was approved by the shareholders. While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented. In addition, the Company increased its authorized ordinary shares from 366,789,830 to 371,684,330 in connection with the preferred share transfer between investors.

On October 8, 2013, the Company was authorized to issue a maximum 1,000,000,000 shares, which was divided into 835,675,688 ordinary shares and 164,324,312 preferred shares in connection with the issuance of Series C convertible redeemable participating preferred shares.

As of December 31, 2012 and 2013, there were 147,000,000 ordinary shares issued and outstanding of which 94,937,500 and 58,187,500 were nonvested restricted shares, respectively.

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES

On April 12, 2012, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 53,454,550 convertible redeemable participating preferred shares Series A-1 (“Series A-1”) and convertible redeemable participating preferred shares Series A-2 (“Series A-2”) to a group of investors for an aggregate consideration of $2,100.

On June 11, 2012, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 19,797,980 convertible redeemable participating preferred shares Series A-3 (“Series A-3”) (Series A-1, Series A-2 and Series A-3 are collectively referred to as “Series A”) to a group of investors for a consideration of $4,000.

On July 13, 2012, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 55,063,140 convertible redeemable participating preferred shares Series B (“Series B”) to a group of investors for a consideration of $18,006.

In July 2012, the Group redesignated 4,894,500 Series A-1 preferred shares held by an old investor into Series B preferred shares, and the old investor then transferred 4,894,500 Series B preferred shares to a new investor at the purchase price of $0.286 per share for a total consideration of $1,400 in cash. Also in January 2013, the Group redesignated another 10,079,373 Series A-1 preferred shares of the same old investor into Series B preferred shares, and the old investor then transferred 10,079,373 Series B preferred shares to the same new investor at the purchase price of $0.425 per share for a total consideration of $4,280 in cash. The Group did not receive any proceeds for the transfer between the old investor and the new investor, nor receive any consideration for the redesignation for the shares transferred. The Group accounted for such redesignation as an extinguishment of 4,894,500 and 10,079,373 Series A-1 preferred shares repurchased and recorded $1,361 and $2,766 as deem dividend for the years ended December 31, 2012 and 2013, respectively, based on the difference between the fair value of the consideration transferred to the new investor (i.e., fair value of Series B preferred shares) and the carrying amount of such Series A-1 preferred shares.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

On October 8, 2013, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 36,008,642 convertible redeemable participating preferred shares Series C (“Series C”) to a group of investors for a consideration of $45,000.

As of December 31, 2013, there were 38,480,677 Series A-1 and Series A-2, 19,797,980 Series A-3, 70,037,013 Series B and 36,008,642 Series C convertible redeemable participating preferred shares outstanding, respectively.

All the series are collectively called the preferred shares. The preferred shares were accounted as mezzanine equity. Key terms of the preferred shares are summarized as follows:

Voting rights

Shareholders of the preferred shares are entitled to the number of votes equal to the number of ordinary shares into which such preferred shares could be converted at the record date.

Dividends

Whenever a dividend is declared by the board of directors of the Company, the preferred shares holders shall receive, in preference to any dividend on any ordinary shares a cumulative dividend in an amount equal to 8% annually of the Original Issue Price, which was defined as $0.04714, $0.13469, $0.20204, $0.327 and $1.2497 per share for Series A-1, A-2, A-3, B and C preferred shares, respectively, as adjusted for stock splits, stock dividends, etc., and shall also participate on an as converted basis with respect to any dividends payable to the ordinary shares. The sequence of dividend participating right of all series of preferred shares was as follows:

(1)	Series C

(2)	Series B

(2)	Series A-3

(3)	Series A-1, A-2

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manners:

(i)	Before any distribution or payment shall be made to the holders of any ordinary shares, Series A preferred shares or Series B preferred shares, each holder of Series C preferred shares shall be entitled to receive an amount equal to one hundred and thirty percent (130%) of the Original Issue Price of Series C preferred shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C preferred share then held by such holder.

(ii)

After distribution or payment in full of the amount distributable or payable pursuant to (i) and before any distribution or payment shall be made to the holders of any ordinary shares or Series A preferred

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Liquidation preference - continued

shares, each holder of Series B preferred shares shall be entitled to receive an amount equal to one hundred percent (100%) of the Original Issue Price of Series B (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B preferred share then held by such holder.

(iii)	After distribution or payment in full of the amount distributable or payable pursuant to (i) and (ii) and before any distribution or payment shall be made to the holders of any ordinary shares, Series A-1 preferred shares or Series A-2 preferred shares, each holder of Series A-3 preferred shares shall be entitled to receive an amount equal to one hundred percent (100%) of the Original Issue Price of Series A-3 (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A-3 preferred share then held by such holder.

(iv)	After distribution or payment in full of the amount distributable or payable pursuant to (i), (ii) and (iii) and before any distribution or payment shall be made to the holders of any ordinary shares, each holder of Series A-1 preferred shares and each holder of Series A-2 preferred shares shall be entitled to receive on a pari passu basis an amount equal to one hundred fifty percent (150%) of the Original Issue Price of Series A-1 or the Original Issue Price of Series A-2 (as the case may be) (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A-1 preferred share or Series A-2 preferred share, as the case may be, then held by such holder.

(v)	After distribution or payment in full of the amount distributable or payable on the preferred shares pursuant to (i), (ii), (iii) and (iv), the remaining assets of the Company available for distribution to shareholders shall first be used to pay any accrued but unpaid dividends on other shares and then be distributed ratably among the holders of outstanding ordinary shares and holders of preferred shares on an as-converted basis.

As of December 31, 2013, the liquidation value of the preferred shares was $93,673.

Redemption

At any time after (i) the fourth (4) anniversary of the closing of the Series C preferred share issuance, each holder of the then outstanding Series C preferred shares, or (ii) December 31, 2016, each holder of the then outstanding Series A preferred shares and Series B preferred shares, may require that the Company redeem all of its preferred shares.

The redemption price for each Series A-1 and Series A-2 preferred share shall be equal to a price per preferred share which is one hundred and fifty percent (150%) of the applicable Initial Purchase Price (equal to the applicable Original Issue Price), plus all declared or accrued but unpaid dividends thereon up until the date of redemption (adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions).

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Redemption - continued

The redemption price for Series A-3, B and C preferred shares shall be equal to a price per share which is one hundred and twenty-five percent (125%) of the applicable Initial Purchase Price (equal to the applicable Original Issue Price), plus all declared or accrued but unpaid dividends thereon up until the date of redemption (adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions).

The Group assesses the probability of redemption and accrues proper accretion over the period from the date of issuance to the earliest redemption date of Series A-1, Series A-2, Series A-3, Series B and Series C preferred shares using the effective interest rate method.

The Group recognized $1,732 and $5,354 as deemed dividend on Series A, Series B and Series C preferred shares accretion of redemption premium for the years ended December 31, 2012 and 2013, respectively.

Conversion

Each preferred share shall be convertible, at the option of the holder thereof, at any time after the original date of issuance, into such number of fully paid and nonassessable ordinary shares as determined by dividing the applicable Original Issue Price by then-effective conversion price.

The initial conversion ratio was one for one. The conversion price has a standard anti-dilution adjustment term for items such as stock splits and recapitalization. It also has a down-round provision, under which when the Company issues any additional shares at a price per share that is lower than the conversion price per share then in effect, the conversion price per share is adjusted down. There have been no such adjustments to the conversion price.

Each preferred share would automatically be converted into ordinary shares at the then effective conversion price, upon the closing of a Qualified IPO.

“Qualified IPO” means a firm commitment underwritten registered public offering by the Company of its ordinary Shares on the NASDAQ National Market System in the United States or Hong Kong or any other exchange in any other jurisdiction (on any combination of such exchanges and jurisdictions) acceptable to the majority preferred shareholders to the Company with aggregate offering proceeds (before deduction of fees, commissions or expenses) to the Company and selling shareholders, if any, of not less than $50,000 (or any cash proceeds of other currency of equivalent value).

The Company has determined that there was no beneficial conversion feature attributable to the various series of preferred shares because the initial conversion prices was higher than the fair value of the Company’s ordinary shares on issue date of each series shares.

12.	SHARE-BASED COMPENSATION

I. Share options

In November 2012, the Company adopted a share incentive plan (“2012 Plan”), which was amended in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 ordinary shares.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

I. Share options - continued

On November 1, 2012, the Company granted 9,050,000 and 100,000 share options, respectively, to its employees and consultants with exercise prices of $0.0327 per share, which has a vesting period of 4 years.

On October 10, 2013, the Company granted 8,580,000 and 5,500,000 share options to its employees and executives with exercise prices of $0.1404 per share, which has a vesting period of 4 years.

The following table summarizes information regarding the stock options granted:

	For the years ended December 31,
	2012			2013
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding at beginning of year	—	$—	$—	9,150,000	$0.0327	$0.1600
Granted	9,150,000	0.0327	0.1600	14,080,000	0.1404	0.2939
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at end of year	9,150,000	$0.0327	$0.1600	23,230,000	$0.0980	$0.2412

There were 2,287,500 vested options, and 20,942,500 options expected to vest as of December 31, 2013. For options expected to vest, the weighted-average exercise price is $0.1051 and aggregate intrinsic value is $1,775 and $7,227 as of December 31, 2012 and 2013, respectively.

The following table summarizes information with respect to share options outstanding as of December 31, 2013:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2013	Number exercisable	Exercise price per option	Aggregate intrinsic value as of December 31, 2013
November 1, 2012	9,150,000	8.84 years	$0.0327	$3,820	2,287,500	$0.0327	$955
October 10, 2013	14,080,000	9.78 years	0.1404	4,362	—	—	—

	23,230,000			$8,182	2,287,500		$955

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise Price
November 1, 2012	2.31%	10 years	61.7%	—	$0.0327
October 10, 2013	3.09%	10 years	54.4%	—	$0.1404

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

I. Share options - continued

(1) Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2) Contractual term

The Company used the original contractual term.

(3) Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4) Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5) Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6) Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

For employee stock options, the Group recorded share-based compensation of $56 and $586 during the years ended December 31, 2012 and 2013, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee options the Group recorded share-based compensation of $1 and $9 during the years ended December 31, 2012 and 2013, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of December 31, 2013, total unrecognized compensation expense relating to unvested share options was $4,775, which will be recognized over 3.58 years. The weighted-average remaining contractual term of options outstanding is 9.41 years.

II. Non-vested restricted shares

In April 2012, the Company’s four founding shareholders entered into an arrangement with the investor in conjunction with the issuance of Series A preferred shares and Series B preferred shares, whereby all of

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

II. Non-vested restricted shares - continued

their 147,000,000 ordinary shares (“Founders’ shares”) became subject to service and transfer restrictions. Such Founders’ shares are subject to repurchase by the Company upon early termination of their four years of employment. The repurchase price is the par value of the ordinary shares. 25% of the Founders’ shares shall be vested annually. The restricted share agreements were subsequently amended on June 11, 2012 and July 18, 2012, respectively. Pursuant to the agreements, 25% of the Founders’ shares shall vest upon the closing of issuance of Series B preferred shares and the remaining 75% shall be vested monthly in equal installments over the next 36 months. This arrangement has been accounted for as a grant of restricted stock awards subject to service vesting conditions. Because the modification does not affect any of the other terms or conditions of the award, presumably the fair value before and after the modification is the same.

A summary of non-vested restricted share activity during the years ended December 31, 2012 and 2013 is presented below:

Number of shares
Outstanding as of January 1, 2012	—
Granted	147,000,000
Forfeited	—
Vested	(52,062,500)

Outstanding as of December 31, 2012	94,937,500
Granted	—
Forfeited	—
Vested	(36,750,000)

Outstanding as of December 31, 2013	58,187,500

The average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470.

The Company recorded compensation expense of $535 and $368 during the years ended December 31, 2012 and 2013, respectively, related to non-vested restricted shares.

As of December 31, 2013, total unrecognized compensation expense relating to the non-vested restricted shares was $567. The amount is expected to be recognized over 1.55 years using the straight-line method.

13.	NET LOSS PER SHARE

The Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary and preferred shares according to participation rights in undistributed earnings.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

13.	NET LOSS PER SHARE - continued

The calculation of net loss per share is as follows:

	For the years ended December 31,
	2012	2013
Numerator:
Net loss attributable to Momo Technology Company Limited	$(3,839)	$(9,326)
Deemed dividend to Series A-1 and Series A-2 shares	(363)	(524)
Deemed dividend to Series A-3 shares	(265)	(509)
Deemed dividend to Series B shares	(2,465)	(5,652)
Deemed dividend to Series C shares	—	(1,435)
Undistributed earnings allocated to Series A shares	—	—
Undistributed earnings allocated to Series B shares	—	—
Undistributed earnings allocated to Series C shares	—	—

Net loss attributed to ordinary and preferred shareholders for computing net loss per ordinary share-basic and diluted	$(6,932)	$(17,446)

Denominator:
Weighted average ordinary shares outstanding used in computing diluted net loss per ordinary share-basic	147,000,000	147,000,000
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted	147,000,000	147,000,000

Weighted average shares used in computing basic net income (loss) per share
Series A-1 and Series A-2 shares	36,124,555	38,977,742
Series A-3 shares	10,980,847	19,797,980
Series B shares	28,012,996	69,513,767
Series C shares	—	7,280,436
Net loss per ordinary share attributable to Momo Technology Company Limited-basic	$(0.05)	$(0.12)

Net loss per ordinary share attributable to Momo Technology Company Limited-diluted	$(0.05)	$(0.12)

Net income per Series A-1 and Series A-2 shares	$0.01	$0.01
Net income per Series A-3 shares	$0.02	$0.03
Net income per Series B shares	$0.09	$0.08
Net income per Series C shares	$—	$0.20

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

13.	NET LOSS PER SHARE - continued

For the years ended December 31, 2012, 36,124,555 Series A-1 and Series A-2, 10,980,847 Series A-3, 28,012,996 Series B and share options to purchase ordinary shares of 49,976 shares were excluded from the computation of diluted net loss per ordinary share as their effect was anti-dilutive.

For the years ended December 31, 2013, 38,977,742 Series A-1 and Series A-2, 19,797,980 Series A-3, 69,513,767 Series B, 7,280,436 Series C and share options to purchase ordinary shares of 1,014,557 shares were excluded from the computation of diluted net loss per ordinary share as their effect was anti-dilutive.

14.	COMMITMENTS

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2016 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2012 and 2013 were $446 and $937, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2013 were as follows:

2014	$605
2015	113
2016	59
2017 and after	—

Total	$777

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from a related party of the Group:

	As of December 31,
	2012	2013
Amount due from a related party-current:
Amount due from an ordinary shareholder	$951	$198

The amount as of December 31, 2012 represents the amount provided by the Group to Mr. Yan Tang which for investing in Smartisan Technology Co., Ltd on behalf of the Company. Such investment was completed in April, 2013, as mentioned in Note 5.

The amount as of December 31, 2013 represents personal loan provided by the Group to Mr. Yan Tang with no interest charges, and it was fully repaid in June 2014.

16.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from membership

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

16.	SEGMENT INFORMATION - continued

subscription services, offering the platform for mobile games developed by third parties and other services, including the use of the paid emoticons and mobile marketing services. But the Group does not have discrete financial information of costs and expenses between various services in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, The Group has one operating segment.

The table below is only presented at the revenue level with no allocations of direct or indirect cost and expenses. The Group operates in the PRC and all of the Group’s long-lived assets are located and services are provided in the PRC.

Components of revenues are presented in the following table:

	For the year ended December 31,
	2012	2013
Membership subscription	$—	$2,808
Mobile games	—	92
Other services	—	229

Total	$—	$3,129

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $311 and $978 for the years ended December 31, 2012 and 2013, respectively.

18.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries and VIE are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2013, none of the Group’s PRC subsidiary and VIE had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

18.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiary and VIE was $nil and $nil for the years ended December 31, 2012 and 2013 due to accumulated deficit.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiary from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE and VIE’s subsidiary’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the WFOE, VIE and VIE’s subsidiary in the Group not available for distribution were $12,047 and $nil as of December 31, 2013, respectively.

19.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2013 through June 13, 2014, the date on which the financial statements were available to be issued.

Lease of new office premise in Beijing

In February 2014, the Group entered into a rental agreement to lease a new office premise in Beijing China which will be used as our company headquarter. The leasing period is 27 months starting from February 2014 and the total rental expense for the whole leasing period is approximately $5,358.

New issued share options

In March 2014, the Group granted 4,593,526 share options in total to employees and nonemployees, with exercise price of $0.1404 per share and vesting period of 4 years. The Company is still in the process of evaluating the fair value per share option.

Issuance of Series D convertible redeemable participating preferred shares

On April 22, 2014, the Group entered into the agreements with a group of investors to issue an aggregate of 43,693,356 Series D convertible redeemable participating preferred shares for an aggregate purchase price of $211,750 (or $4.85 per share), which was received in May 2014.

Donation of ordinary shares from certain ordinary shareholders and declaration of special dividends

On April 22, 2014, certain ordinary shareholders who are also the senior management of the Company donated an aggregate of 15,651,589 ordinary shares to the Company with no consideration. On the same date, the Group declared a special dividend to these shareholders at an aggregated amount of $64,494, among which $58,044 was paid in May 2014.

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

19.	SUBSEQUENT EVENTS - continued

The Company considered the whole transaction as a repurchase of ordinary shares. The Company is still in the process of evaluating the fair value of ordinary shares. Any amount in the repurchase price excess of the fair value of ordinary shares will be recognized as compensation expenses.

Share repurchase

On April 22, 2014, the Group entered into the agreements to repurchase 7,298,857 shares of Series A-1 preferred shares from one shareholder for consideration of $30,750 which was paid in May 2014. The repurchase amount is in excess of the carrying amount of such Series A-1 preferred shares as of April 22, 2014, which is considered as deemed dividend to Series A-1 preferred shareholder and recorded in the accumulated deficit. All the shares repurchased were cancelled on the same date.

MOMO TECHNOLOGY COMPANY LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31
	2012	2013
Assets

Current assets
Cash and cash equivalents	$17,829	$51,576
Amount due from related parties	5,756	6,955

Total current assets	23,585	58,531
Investment in subsidiaries, VIE and VIE’s subsidiary	(2,944)	(1,072)

Total assets	20,641	57,459

Liabilities, mezzanine equity and equity

Mezzanine equity
Series A-1 and Series A-2 convertible redeemable participating preferred shares ($0.0001 par value; 48,560,050 and 38,480,677 shares authorized as of December 31, 2012 and 2013, respectively, 48,560,050 and 38,480,677 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $4,781 and $4,260 as of December 31, 2012 and 2013, respectively)	2,224	2,218
Series A-3 convertible redeemable participating preferred shares ($0.0001 par value; 19,797,980 shares authorized as of December 31, 2012 and 2013, 19,797,980 and 19,797,980 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $4,231 and $4,512 as of December 31, 2012 and 2013, respectively)	4,265	4,774
Series B convertible redeemable participating preferred shares ($0.0001 par value; 59,957,640 and 70,037,013 shares authorized as of December 31, 2012 and 2013, respectively; 59,957,640 and 70,037,013 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $20,341 and $25,661 as of December 31, 2012 and 2013, respectively)	20,710	26,892
Series C convertible redeemable participating preferred shares ($0.0001 par value; nil and 36,008,642 shares authorized as of December 31, 2012 and 2013, nil and 36,008,642 shares issued and outstanding as of December 31, 2012 and 2013, respectively, liquidation value of $nil and $59,240 as of December 31, 2012 and 2013, respectively)	—	46,435

Equity
Ordinary shares ($0.0001 par value; 371,684,330 and 835,675,688 shares authorized as of December 31, 2012 and 2013, respectively, 147,000,000 and 147,000,000 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	15	15
Additional paid-in capital	747	1,710
Subscription receivable	(15)	(15)
Accumulated deficit	(7,282)	(24,728)
Accumulated other comprehensive income (loss)	(23)	158

Total equity (deficit)	(6,558)	(22,860)

Total liabilities, mezzanine equity and equity	$20,641	$57,459

MOMO TECHNOLOGY COMPANY LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2012	2013
Revenue	$—	$—
Cost and expenses:
Cost of revenues	—	(34)
Research and development	(39)	(269)
Sales and marketing	(11)	(128)
General and administrative	(762)	(586)

Total cost and expenses	(812)	(1,017)

Loss from operations	(812)	(1,017)
Equity in loss of subsidiaries, VIE and VIE’s subsidiary	(3,027)	(8,309)

Loss before income tax provision	(3,839)	(9,326)
Income tax expenses	—	—

Net loss	(3,839)	(9,326)
Deemed dividend to preferred shareholders	(3,093)	(8,120)

Net loss attributable to ordinary shareholders	$(6,932)	$(17,446)

MOMO TECHNOLOGY COMPANY LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2012	2013
Net loss	$(3,839)	$(9,326)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(18)	181

Comprehensive loss attributable to Momo Technology Company Limited shareholders	$(3,857)	$(9,145)

MOMO TECHNOLOGY COMPANY LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share and share related data)

			Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
	Ordinary shares
	Shares	Amount
Balance as of January 1, 2012	147,000,000	$15	$155	$(15)	$(350)	$(5)	$(200)
Net loss	—	—	—	—	(3,839)	—	(3,839)
Share-based compensation	—	—	592	—	—	—	592
Deemed dividend to preferred shareholders	—	—	—	—	(3,093)	—	(3,093)
Foreign currency translation adjustment	—	—	—	—	—	(18)	(18)

Balance as of December 31, 2012	147,000,000	15	747	(15)	(7,282)	(23)	(6,558)
Net loss	—	—	—	—	(9,326)	—	(9,326)
Share-based compensation	—	—	963	—	—	—	963
Deemed dividend to preferred shareholders	—	—	—	—	(8,120)	—	(8,120)
Foreign currency translation adjustment	—	—	—	—	—	181	181

Balance as of December 31, 2013	147,000,000	$15	$1,710	$(15)	$(24,728)	$158	$(22,860)

The accompanying notes are an integral part of these consolidated financial statements.

MOMO TECHNOLOGY COMPANY LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2012	2013
Cash flows from operating activities
Net loss	$(3,839)	$(9,326)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	592	963
Equity in loss of subsidiaries, VIE and VIE’s subsidiary	3,027	8,309
Changes in operating assets and liabilities
Amounts due from related parties	(4,250)	(1,199)
Accrued expenses and other current liabilities	(750)	—

Net cash used in operating activities	(5,220)	(1,253)

Cash flows from investing activities
Advance to a related party for a cost-method investment	(951)	—
Capital investment in subsidiaries	(301)	(10,000)

Net cash used in investing activities	(1,252)	(10,000)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable participating preferred shares	23,551	45,000

Net increase in cash and cash equivalents	17,079	33,747
Cash and cash equivalents at the beginning of year	750	17,829

Cash and cash equivalents at the end of year	$17,829	$51,576

MOMO TECHNOLOGY COMPANY LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTE TO THE FINANCIAL STATEMENT

(In thousands of U.S. dollars, except share and share related data)

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statement except that the parent company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiary.

2.	INVESTMENTS IN SUBSIDIARIES, VIE AND VIE’S SUBSIDIARY

The parent company and its subsidiaries, VIE and VIE’s subsidiary were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the parent company’s stand-alone financial statements, its investments in subsidiaries, VIE and VIE’s subsidiary were reported using the equity method of accounting. The parent company’s share of loss from its subsidiaries, VIE and VIE’s subsidiary were reported as share of loss of subsidiaries, VIE and VIE’s subsidiary in the accompanying parent company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIE and VIE’s subsidiary regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering articles of association that we expect to adopt to become effective upon the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

On September 12, 2012, we effected a 1:10 share split, in which each share of par value US$0.001 in our share capital was split into 10 shares, each of par value US$0.0001. The following share numbers have been adjusted to reflect the share split.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Securities Act Exemption
Yan Tang	November 23, 2011	95,550,000 ordinary shares	9,555	Regulation S under the Securities Act(1)
Yong Li	November 23, 2011	29,400,000 ordinary shares	2,940	Regulation S under the Securities Act(1)
Xiaoliang Lei	November 23, 2011	11,760,000 ordinary shares	1,176	Regulation S under the Securities Act(1)
Zhiwei Li	November 23, 2011	10,290,000 ordinary shares	1,029	Regulation S under the Securities Act(1)
Matrix Partners China II Hong Kong Limited	April 18, 2012	22,272,730 Series A-1 preferred shares	1,049,936.49	Regulation S under the Securities Act(1)
Matrix Partners China II Hong Kong Limited	April 18, 2012	8,909,090 Series A-2 preferred shares	Services provided by the purchaser	Regulation S under the Securities Act(1)
An individual investor	April 18, 2012	22,272,730 Series A-1 preferred shares	1,049,936.49	Section 4(2) of the Securities Act(2)
Matrix Partners China II Hong Kong Limited	July 3, 2012	19,797,980 Series A-3 preferred shares	3,999,983.88	Regulation S under the Securities Act(1)
Matrix Partners China II Hong Kong Limited	July 17, 2012	4,588,600 Series B preferred shares	1,500,472.20	Regulation S under the Securities Act(1)
Alibaba Investment Limited	July 17, 2012	45,885,940 Series B preferred shares	15,004,702.38	Regulation S under the Securities Act(1)
DST Team Limited	July 17, 2012	4,588,600 Series B preferred shares	1,500,472.20	Regulation S under the Securities Act(1)
Matrix Partners China II Hong Kong Limited	October 21, 2013	10,402,497 Series C preferred shares	13,000,000.50	Regulation S under the Securities Act(1)
Gothic Partners, L.P.	October 21, 2013	800,192 Series C preferred shares	999,999.94	Section 4(2) of the Securities Act(2)
PJF Acorn I Trust	October 21, 2013	800,192 Series C preferred shares	999,999.94	Section 4(2) of the Securities Act(2)
Gansett Partners, L.L.C.	October 21, 2013	1,600,384 Series C preferred shares	1,999,999.88	Section 4(2) of the Securities Act(2)
PH momo investment Ltd.	October 21, 2013	4,801,153 Series C preferred shares	6,000,000.90	Regulation S under the Securities Act(1)
Tenzing Holding 2011 Ltd.	October 21, 2013	1,600,384 Series C preferred shares	1,999,999.88	Regulation S under the Securities Act(1)
Alibaba Investment Limited	October 21, 2013	8,001,920 Series C preferred shares	9,999,999.42	Regulation S under the Securities Act(1)
DST Team Fund Limited	October 21, 2013	8,001,920 Series C preferred shares	9,999,999.42	Regulation S under the Securities Act(1)
Sequoia Capital China Investment Holdco II, Ltd.	May 15, 2014	2,063,441 Series D preferred shares	10,000,000	Regulation S under the Securities Act(1)
Sequoia Capital China GF Holdco III-A, Ltd.	May 15, 2014	11,348,923 Series D preferred shares	55,000,000	Regulation S under the Securities Act(1)
SC China Growth III Co-Investment 2014-A, L.P.	May 15, 2014	5,158,602 Series D preferred shares	25,000,000	Regulation S under the Securities Act(1)
Rich Moon Limited	May 15, 2014	18,570,966 Series D preferred shares	90,000,000	Regulation S under the Securities Act(1)
Tiger Global Eight Holdings	May 15, 2014	6,551,424 Series D preferred shares	31,750,000	Regulation S under the Securities Act(1)

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Securities Act Exemption
Certain employees, directors and officers and consultants	Various dates	Options to purchase 27,823,526 ordinary shares	Past and future services to our company	Rule 701 under the Securities Act(3)

(1)	in reliance on the exemption under Regulation S because we offered and sold the ordinary shares or preferred shares to non-U.S. persons outside the United States without any “directed selling efforts” in the United States, as such term is defined under Regulation S. We are a foreign issuer incorporated in the British Virgin Islands continued into existence under the laws of Cayman Islands. We believe there was no substantial U.S. market interest in the ordinary shares and preferred shares at the commencement of the offer of shares.
(2)	in reliance on Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering, as we believe, at the time of the issuance of the preferred shares, each of the individual investor, Gothic Partners, L.P., PJF Acorn I Trust and Gansett Partners, L.L.C. (i) had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment; (ii) had access to the type of information normally provided in a prospectus; and (iii) had acquired the preferred shares for investment purposes for the investor’s own account or for the account of an affiliate, and not with a view to resell or distribute any of part of the acquired shares. In addition, we did not use any form of public solicitation or general advertising in connection with the private placements.
(3)	in reliance on the exemption of Rule 701 under the Securities Act as all the options were granted by our company under the share incentive plan that we adopted in November 2012, as amended. At the time of each option grant, we were not a reporting company under section 13 or 15(d) of the Exchange Act of 1934 or an investment company registered or required to be registered under the Investment Company Act of 1940. The share incentive plan is a “compensatory benefit plan” as defined under Rule 701 that we established to provide share incentives to our officers, directors and employees, as well as consultants and advisors who render to our company or one of our affiliates bona fide services, other than services in connection with the offer or sale of securities of our company or any of our affiliates, as applicable, in a capital raising transaction or as a market maker or promoter of that entity’s securities.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-8 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on            , 2014.

MOMO INC.

By:
	Name:	Yan Tang
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of             and             as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director (principal executive officer)	, 2014
Yan Tang

	Chief Financial Officer (principal financial and accounting officer)	, 2014
Jonathan Xiaosong Zhang

	Director	, 2014
Yong Li

	Director	, 2014
Sichuan Zhang

	Director	, 2014
David Ying Zhang

	Director	, 2014
Hongping Zhang

	Director	, 2014
Yongming Wu

	Director	, 2014
Ho Kee Harry Man

	Director	, 2014
Neil Nanpeng Shen

	Director	, 2014
Feng Yu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Momo Inc. has signed this registration statement or amendment thereto in New York on             , 2014.

Authorized U.S. Representative

By:
Name: , on behalf of
Title:

MOMO INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of underwriting agreement

3.1	Memorandum and articles of association of the Registrant, as currently in effect

3.2*	Form of amended and restated memorandum and articles of association of the Registrant, effective upon the closing of this offering

4.1*	Registrant’s specimen American depositary receipt (included in Exhibit 4.3)

4.2*	Registrant’s specimen certificate for ordinary shares

4.3*	Form of deposit agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	Third amended and restated shareholders agreement among the Registrant, shareholders of the Registrant and other parties thereto, dated May 15, 2014

4.5*	Shareholder proxy agreements between Yan Tang and each of Yong Li, Zhiwei Li and Xiaoliang Lei, dated June 11, 2012

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	Amended and restated 2012 share incentive plan

10.2	Series C preferred share purchase agreement by and among the Registrant, Matrix Partners China II Hong Kong Limited, Gothic Partners, L.P., PJF Acorn I Trust, Gansett Partners, L.L.C, PH momo investment Ltd., Tenzing Holding 2011 Ltd., Alibaba Investment Limited and DST Team Fund Limited, as investors, and other parties thereto, dated October 8, 2013

10.3	Series D preferred share purchase agreement by and among the Registrant, Sequoia Capital China Investment Holdco II, Ltd., Sequoia Capital China GF Holdco III-A, Ltd., SC China Growth III Co-Investment 2014-A, L.P., Rich Moon Limited and Tiger Global Eight Holdings, as investors, and other parties thereto, dated April 22, 2014

10.4*	Form of indemnification agreement between the Registrant and each of its directors and executive officers

10.5*	Form of employment agreement between the Registrant and each of its executive officers

10.6	English translation of business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014

10.7*	English translation of exclusive technology consulting and management services agreement by and between Beijing Momo IT and Beijing Momo, dated April 18, 2012

10.8	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014

10.9	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014

10.10	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014

Exhibit Number	Description of Document
10.11	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang

10.12	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014

21.1	List of principal subsidiaries and consolidated entities of the Registrant

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1*	Powers of attorney (included on the signature page)

99.1*	Code of business conduct and ethics of the Registrant

99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3*	Consent of Analysys International

*	To be filed by subsequent filings.